

Del Monte Pacific Limited

c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 6324 6822 Facsimile No : (65) 6221 9477

19 May 2003


03022117

By Courier

SEC No. 82-5068

03 MAY 27 7:21

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2(b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzmanrb@delmonte-phil.com

SUPPL

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you.

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

cc: Ms. Andres Estay
Assistant Treasurer
The Bank of New York
620 Avenue of the Americas
6th Floor, New York, NY 10011

dlw 6/3

DEL MONTE PACIFIC LIMITED

A. SGX ANNOUNCEMENTS

MASNET NO.	*ANNOUNCEMENT NO.*	*DATE*	*PARTICULARS*
36	54	05.03.2003	Notice of Books Closure
27	27	17.03.2003	Del Monte Pacific Appoints New CFO
43	43	16.04.2003	Notice of Cessation of Director's/Substantial Shareholder's Deemed Interests - Luis P. Lorenzo, Jr.
45	45	16.04.2003	Notice of Director's/Substantial Shareholder's Deemed Interests - Tomas P. Lorenzo
32	32	28.04.2003	Notice of Annual General Meeting
38	38	13.05.2003	Release of 1Q03 Results on Wednesday, 14 May 2003
112	143	14.05.2003	Annual General Meeting (Board approval)
137	168	14.05.2003	Del Monte Pacific 1Q 2003 Results (DMPL 1Q03 Management Discussion and Analysis & 1Q 2003 Results Power Point)

B. Copy of Notice of Annual General Meeting, published in The Business Times, 29 April 2003 issue

C. Copy of Annual Report of Del Monte Pacific Limited for CY 2002

D. Circular to the Shareholders in relation to the Proposed Renewal of Shareholders' Mandate for Transactions with Interested Persons of the Company dated 28 April 2003

SEC NO. 82-5068

MASNET No. 36 OF 05.03.2003
Announcement No. 54


Del Monte

DEL MONTE PACIFIC LIMITED

NOTICE OF BOOKS CLOSURE

NOTICE IS HEREBY GIVEN that the Share Transfer Books and Register of Members of Del Monte Pacific Limited (the "Company") will be closed on 21 March 2003 for the preparation of dividend warrants.

Registrable transfers received by the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 20 March 2003 will be registered to determine shareholders' entitlements to the said dividend to be paid on 7 April 2003.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with shares at 5.00 p.m. on 20 March 2003 will be entitled to the proposed dividend.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 05/03/2003 to the SGX

SEC NO. 82-5068

MASNET No. 27 OF 17.03.2003
Announcement No. 27



DEL MONTE PACIFIC LIMITED

DEL MONTE PACIFIC APPOINTS NEW CFO

Del Monte Pacific Ltd (DMPL) announced today the appointment of Kenneth Worsdale as the new CFO of DMPL effective March 24, 2003. He will concurrently serve as Senior Vice President and CFO of Del Monte Philippines Inc., the principal subsidiary of the Company.

Mr. Worsdale, who will be based in the Philippines, succeeds Timothy Chu who is retiring after 25 years with Del Monte companies.

Mr. Worsdale, 50, a US Certified Public Accountant and a South African Chartered Accountant, brings to DMPL over 20 years of experience in senior finance positions at major multinational companies. Most recently, he was CFO for the US-based United Agri Products subsidiary of the US multinational, Conagra Foods Inc.

Almost half of Mr. Worsdale's corporate career has been spent in Asia, where he held positions as Worldwide CFO for Camus International based in Hong Kong and Regional CFO for Dole Food Companies operations in Asia.

The Board of DMPL thanks Mr. Chu for his dedicated service and many contributions to the Company.

Details and declaration of Mr Kenneth Worsdale as required under Rule 704(7) of the Listing Manual are appended below.

Date of appointment:	24/03/2003
Name:	Kenneth Charles Worsdale
Age:	50
Country of principal residence:	USA
Whether appointment is executive, and if so, the area of responsibility:	Chief Financial Officer

Working experience and occupation(s) during the past 10 years:	Tyco Toys (HK) Limited - Toy manufacturing and distribution - Hong Kong based - Managing Director Camus International Group - Branded premium liquor products distribution - Hong Kong based - Chief Financial Officer Dole Asia Inc. - Food manufacturing and distribution - Phillippines based - Chief Financial Officer United Agri Products - Agricultural inputs manufacturing and distribution - USA based - Chief Financial Officer

Other directorships

Past (for the last five years)

Chun Tai Holdings (non-executive director)

Present

None

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a)	Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
	No
1(b)	Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
	No
1(c)	Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
	No

2.	Are there any unsatisfied judgements outstanding against you ?
	No
3.	Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
	No
4.	Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
	No
5.	Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
	No
6.	Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
	No
7.	Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?
	No
8.	Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
	No
9.	Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?
	No

MASNET No. 43 OF 16.04.2003
Announcement No. 43

DEL MONTE PACIFIC LIMITED

Notice Of Cessation Of Director's/Substantial Shareholder's Deemed Interests

Name of Director/Substantial Shareholder:	Luis P. Lorenzo, Jr.
Date of notice to company:	28/03/2003
Date of change of interest:	31/01/2003
Name of registered holder:	DBS Trustee Limited - 213,257,143 UOB Kay Hian Private Limited - 3,357,596 MCI, Inc. - 10,853,223 In Own Name - 451
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Divestment pursuant to assumption of public office

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	227,468,413
% of issued share capital:	21.23
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	NA
No. of shares held before the transaction:	227,468,413
% of issued share capital:	21.23
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Director/Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	227,467,962	451
% of issued share capital:	21.23	0
No. of shares held after the transaction:	0	0
% of issued share capital:	0	0
Total shares:	0	0

No. of Warrants: Nil
No. of Options: Nil
No. of Rights: Nil
No. of Indirect Interest: Nil
No. of Direct Interest: Nil

Submitted by Yvonne Choo, Company Secretary on 16/04/2003 to the SGX

MASNET No. 45 OF 16.04.2003
Announcement No. 45

DEL MONTE PACIFIC LIMITED

Notice Of Director's/Substantial Shareholder's Deemed Interests

Name of Director/Substantial Shareholder:	Tomas P. Lorenzo
Date of notice to company:	28/03/2003
Date of change of interest:	20/01/2003
Name of registered holder:	Please see below
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Amendment to Masnet 83 of 20.01.2003

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	227,467,962
% of issued share capital:	21.23
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	NA
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	227,467,962
% of issued share capital:	21.23

Holdings of Director/Substantial Shareholder (Notes 1/ 2/ & 3/), including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	540
% of issued share capital:	0	0
No. of shares held after the transaction:	227,467,962	540
% of issued share capital:	21.23	0
Total shares:	227,467,962	540

No. of Warrants: Nil
No. of Options: Nil
No. of Rights: Nil

No. of Indirect Interest:	213,257,143	DBS Trustee Limited
	3,357,596	UOB Kay Hian Private Limited
	10,853,223	MCI, Inc.
	227,467,962	21.23%
No. of Direct Interest:	540	0.00% - Citibank Nominees
Total Interests:	227,468,502	

Notes:

1/ MCI, Inc. ("MCI") is the beneficial owner of 213,257,143 shares held by DBS Trustee Limited, 10,853,223 shares held under its own name, MCI, and 3,357,596 shares held by UOB Kay Hian Private Limited.

2/ Macondray & Co., Inc. holds all the issued shares in MCI and is deemed to have an interest in MCI's 227,467,962 shares. The Lorenzo Group (comprising members of the family of the late Luis F. Lorenzo, Sr), which includes directors, Martin P. Lorenzo and Tomas P. Lorenzo is deemed to have an interest in MCI's 227,467,962 shares through Lapanday Holdings Corporation, St. Tropez Holdings Corporation, Macondray Holdings Corporation and Pioneer Ventures, Inc.

3/ Reference is made to the Masnet No. 83 of 20.01.2003 Announcement No. 83 made on 20 January 2003 in respect of Tomas P. Lorenzo's appointment as a director. Under item " Shareholdings in the listed issuer and its subsidiaries", it was stated as 440 common shares. The correct number of shares should be 540 shares.

Submitted by Yvonne Choo, Company Secretary on 16/04/2003 to the SGX

MASNET No. 32 OF 28.04.2003
Announcement No. 32



DEL MONTE PACIFIC LIMITED

NOTICE OF ANNUAL GENERAL MEETING



DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Fourth Annual General Meeting of Del Monte Pacific Limited ("the Company") will be held at Ballroom 3, Hotel Inter-Continental Singapore, 80 Middle Road, Singapore 188966 on Wednesday, 14 May 2003 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts of the Company for the year ended 31 December 2002 together with the Auditors' Report thereon.
(Resolution 1)

2. To re-elect the following Directors retiring pursuant to Articles 88 and 92 of the Company's Articles of Association:

Mr. Tony Chew Leong-Chee	[Retiring under Article 88]	**(Resolution 2)**
Mr. Michael Hwang	[Retiring under Article 88]	**(Resolution 3)**
Mr. Richard W. Blossom	[Retiring under Article 88]	**(Resolution 4)**
Mr. Aldo Marsegaglia	[Retiring under Article 92]	**(Resolution 5)**
Mr. Tomas P. Lorenzo	[Retiring under Article 92]	**(Resolution 6)**
Mr. Stephen Thorpe	[Retiring under Article 92]	**(Resolution 7)**

Mr. Tony Chew Leong-Chee will, upon re-election as a Director of the Company, remain as a member of the Audit Committee, Nominating Committee and Remuneration and Share Option Committee and will be considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST").

Mr. Michael Hwang will, upon re-election as a Director of the Company, remain as a member and Chairman of the Audit Committee and Nominating Committee and a member of the Remuneration and Share Option Committee and will be considered independent for the purposes of Rule 704(8) of the Listing Manual of the SGX-ST.

Mr. Tomas P. Lorenzo will, upon re-election as a Director of the Company, remain as a member of the Audit Committee and will be considered non-independent for the purposes of Rule 704(8) of the Listing Manual of the SGX-ST.

3. To approve the payment of the Directors' remuneration and fees for Financial Year 2003 in

the total amount of US$662,500 based on the following fee structure:

- 3 Executive Directors: US$310,000 per annum in the aggregate, payable monthly in arrears
- Non-Executive Directors: US$30,000 per annum each, payable quarterly in arrears
- Board Chairman: US$22,500 per annum, payable quarterly in arrears
- Audit Committee Chairman: US$15,000 per annum, payable quarterly in arrears
- Remuneration and Share Option Committee Chairman: US$7,500 per annum, payable quarterly in arrears
- Nominating Committee Chairman: US$7,500 per annum, payable quarterly in arrears
- Audit Committee Members: US$7,500 per annum each, payable quarterly in arrears
- Remuneration and Share Option Committee Members: US$3,750 per annum each, payable quarterly in arrears
- Nominating Committee Members: US$3,750 per annum each, payable quarterly in arrears
- Alternate Board Committee members: US$7,500 per annum in the aggregate, payable when attendance is required

(Resolution 8)

4. To re-appoint Ernst & Young as the Auditors of the Company and to authorise the Directors to fix their remuneration.

(Resolution 9)

5. To transact any other ordinary business which may properly be transacted at an Annual General Meeting.

AS SPECIAL BUSINESS

To consider and if thought fit, to pass the following resolutions as Ordinary Resolutions, with or without any modifications:

6. Authority to allot and issue shares up to 50 per centum (50%) of issued capital

That pursuant to Article 15(3)(b) of the Company's Articles of Association and Rule 806(2) of the Listing Manual of the SGX-ST, the Directors be empowered to allot and issue shares and convertible securities in the capital of the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares and convertible securities to be allotted and issued pursuant to this Resolution shall not exceed fifty per centum (50%) of the issued capital of the Company at the time of the passing of this Resolution of which the aggregate number of shares to be issued other than on a pro rata basis to all shareholders of the Company shall not exceed twenty per centum (20%) of the issued capital of the Company and that such authority shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the Company's next Annual General Meeting or the date by which the next Annual General Meeting is required by law to be held, whichever is earlier. [See Explanatory Note (i)]

(Resolution 10)

7. Approval for authority to offer and grant share options and to allot and issue new shares therefor

That approval be and is hereby granted to the Directors of the Company, acting through its Remuneration and Share Option Committee (formerly known as Del Monte Pacific Executive Stock Option Plan 1999 Committee), to offer and grant Market Price Options in accordance with the provisions of the Company's Executive Stock Option Plan 1999 ("the Scheme") and to issue from time to time such shares in the capital of the Company as may be issued pursuant to the exercise of the Market Price Options and other options under the Scheme, provided always that the aggregate number of shares to be issued pursuant to

the Scheme shall not exceed ten per centum (10%) of the total issued share capital of the Company from time to time. [See Explanatory Note (ii)]

(Resolution 11)

8. Renewal of Shareholders' Mandate for Interested Person Transactions

That for the purposes of Chapter 9 of the Listing Manual of the SGX-ST:

(a) approval be given for the renewal of the mandate for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of Interested Person Transactions as set out in section 2.4 of the Company's Circular to Shareholders dated 28 April 2003 (" Circular"), a copy of which is circulated together with the Annual Report 2002, with any party who is of the class or classes of Interested Persons described in section 2.1 of the Circular, provided that such transactions are carried out in the normal course of business, at arm's length, on commercial terms and in accordance with the guidelines and review procedures for Interested Person Transactions as set out in sections 2.6 and 2.7 of the Circular (the "IPT Mandate");

(b) the IPT Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting; and

(c) authority be given to the Directors to complete and do all such acts and things (including executing all such documents as may be required) as they may consider necessary, desirable or expedient to give effect to the IPT Mandate as they may think fit. [See Explanatory Note (iii)]

(Resolution 12)

By Order of the Board
Del Monte Pacific Limited

Yvonne Choo
Secretary

Singapore, 28 April 2003

Explanatory Notes:

(i) The Ordinary Resolution 10 proposed in item 6 above, if passed, will empower the Directors from the date of the above Meeting until the date of the next Annual General Meeting, to allot and issue shares and convertible securities in the Company. The number of shares and convertible securities that the Directors may allot and issue under this Resolution would not exceed fifty per centum (50%) of the issued capital of the Company at the time of the passing of this resolution. For issue of shares and convertible securities other than on a pro rata basis to all shareholders, the aggregate number of shares and convertible securities to be issued shall not exceed twenty per centum (20%) of the issued capital of the Company.

The percentage of issued capital is based on the Company's issued capital after adjusting for (a) new shares arising from the conversion of convertible securities or employee share options on issue at the time this proposed Ordinary Resolution is passed and (b) any subsequent consolidation or subdivision of shares.

(ii) The Ordinary Resolution 11 proposed in item 7 above, if passed, will empower the Directors of the Company to offer and grant Market Price Options and to issue shares in

the capital of the Company in accordance with and pursuant to the Del Monte Pacific Executive Stock Option Plan 1999. The number of shares which the Directors may issue under this Resolution shall not exceed ten per centum (10%) of the total issued share capital of the Company from time to time.

(iii) The Ordinary Resolution 12 proposed in item 8 above, if passed, will authorise the Interested Person Transactions as described in the Circular and recurring in the year; and will empower the Directors to do all acts necessary to give effect to the IPT Mandate. This authority will, unless previously revoked or varied by the Company at a general meeting, expire at the conclusion of the next Annual General Meeting of the Company.

Submitted by Yvonne Choo, Secretary on 28/04/2003 to the SGX

SEC NO. 82-5068

03 MAY 27 AM 7:21

MASNET No. 38 OF 13.05.2003
Announcement No. 38



DEL MONTE PACIFIC LIMITED

RELEASE OF 1Q03 RESULTS ON WEDNESDAY, 14 MAY 2003

Del Monte Pacific will release the Group's First Quarter 2003 financial results on Wednesday, 14 May 2003 at 10:00 pm.

The Board meeting on the same day to approve the results will be held via teleconference due to travel concerns related to Sars. The evening meeting time was chosen to accommodate the Group's international directors.

As part of the Group's ongoing efforts to improve disclosure and transparency, the First Quarter results will be presented as a Management Discussion and Analysis report. This new expanded format replaces the previous separate Masnet announcement and press release.

The Management Discussion and Analysis report and PowerPoint presentation on the results will be posted on www.delmontepacific.com by 11:00 pm on May 14, 2003.

Submitted by Yvonne Choo, Company Secretary on 13/05/2003 to the SGX

SEC NO. 82-5068

MASNET No. 112 OF 14.05.2003
Announcement No. 143


Del Monte

DEL MONTE PACIFIC LIMITED

ANNUAL GENERAL MEETING

The Directors of **Del Monte Pacific Limited** ("the Company") are pleased to announce that at the Annual General Meeting of the Company held on 14 May 2003, all resolutions relating to matters set out in the Notice of the meeting were duly passed.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 14/05/2003 to the SGX

03 MAY 27 ... 21

MASNET No. 137 OF 14.05.2003
Announcement No. 168

SEC NO. 82-5068

DEL MONTE PACIFIC LIMITED

DEL MONTE PACIFIC 1Q 2003 RESULTS

Del Monte Pacific's 1Q 2003 Management Discussion and Analysis, and PowerPoint


DMPL 1Q03 Management Discussion and Analysis.pdf


1Q 2003 Results PowerPoint.pdf

Submitted by Yvonne Choo, Company Secretary on 14/05/2003 to the SGX

SEC NO. 82-5068


Del Monte
Quality

Del Monte Pacific Limited

Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the First Quarter Ended 31 March 2003

TABLE OF CONTENTS

Page

For enquiries, please contact:

Jennifer Luy
Del Monte Pacific Limited
Tel: (65) 6228 9702
Fax: (65) 6221 9477
HP: (65) 9824 6765
invest@delmontepacific.com

Joanne Esta Chong
Golin/Harris International
Tel: (65) 6551 5443
Fax: (65) 6836 3121
HP: (65) 9765 8876
joanneesta.chong@golinharris.com

DEL MONTE PACIFIC REPORTS RESULTS FOR FIRST QUARTER 2003

- **Core product turnover up 6%, overall turnover stable**
- **Gross margin improved by 3.4 points to 27.6%**
- **PBIT increased by 12%**
- **Net profit up only 2%, mainly due to a prior period tax credit**
- **Continued growth in new and value-added products**

Amounts in US$'000 unless otherwise stated[1]	For the three months ended 31 March		YoY Change
	2003	2002	(%)
Turnover	**35,061**	35,139	(0.2)
Gross profit	**9,672**	8,497	13.8
Gross profit margin (%)	***27.6***	*24.2*	*3.4 ppt*
EBITDA[2]	**6,296**	5,530	13.9
EBITDA margin (%)	***18.0***	*15.7*	*2.3 ppt*
PBIT[3]	**5,205**	4,642	12.1
PBIT margin (%)	***14.8***	*13.2*	*1.6 ppt*
Net profit	**4,870**	4,781	1.9
Net profit margin (%)	***13.9***	*13.6*	*0.3 ppt*
Earnings per share (US cents)	**0.45**	0.45	1.9
Net cash	**5,810**	13,136	(55.8)
Shareholders' equity	**147,837**	135,505	9.1
Net asset value per share (US cents)	**13.80**	12.64	9.2
Cash flow used in operations	**(3,823)**	(2,139)	78.7
Capital expenditure	**2,785**	2,368	17.6

1 The Company's reporting currency is US dollars. See Notes to the Financial Statements number 1 for the Singapore-dollar equivalent table.
2 Earnings Before Interest, Tax, Depreciation and Amortisation
3 Profit Before Interest Expense and Tax

REVIEW OF OPERATING PERFORMANCE

Group turnover for the first quarter of 2003 remained stable at US$35.1 million in a difficult business environment.

Our core products - processed products and beverages - which accounted for 93% of total turnover in the period under review, continued to perform well, posting a 6% turnover growth driven by higher pricing. However, non-processed products – mainly the non-core cattle business plus fresh pineapples sold only in Asia – which accounted for only 7% of total turnover, registered a 42% decline due to lower volume and prices.

Asia contributed 64% of Group turnover while 36% came from Europe/North America.

In Asia, turnover of our core products grew by 5% but overall turnover dipped by 4% due to the decline in non-processed products. Volume of our core products rose 5% while pricing was stable. Sales of new products in this region almost doubled, accounting for 8% of Asia's core product

turnover from 4.5% in the same period last year. However, PBIT in Asia decreased by 10% to US$2.6 million because of the decline in non-processed products.

In Europe/North America, turnover grew by 8% driven by a 12% increase in average prices, partly offset by a 3% decline in volume. Processed products, mainly pineapple solids, were the main driver of growth. Sales of value-added products, which comprise of tropical fruit in glass jars and plastic cups, and premium grade fruit syrup, expanded by 26%. PBIT increased by 50% to US$2.6 million driven by higher pricing.

EBITDA rose 14% to US$6.3 million from US$5.5 million due to higher pricing in Europe/North America. This resulted in a more favourable EBITDA margin of 18%, up from 16%.

Profit before interest expense & tax (PBIT) increased by 12% to US$5.2 million from US$4.6 million.

Net profit, however, only improved by 2% to US$4.9 million from US$4.8 million mainly due to higher tax expenses. A one-time tax credit of US$201,172 was reported in 1Q 2002 due to non-recurring expenses and this resulted in a lower net profit increase compared to the profit before taxation increase. Net profit margin was stable at 14%.

Effective 1 January 2003, the Group adopted International Accounting Standard (IAS) 41 as required by the International Accounting Standards Board (IASB). The effect of IAS 41 was to increase 1Q 2003 PBIT and net profit by US$104,025 and US$94,143, respectively, and to reduce 1Q 2002 PBIT and net profit by US$155,033 and US$142,460, respectively.

Without the adoption of this accounting policy, the PBIT of the Group would have increased by 6% to US$5.1 million from US$4.8 million, while net profit would have declined by 3% to US$4.8 million from US$4.9 million (see "Other Operating Expenses" and "IAS 41" on pages 7 and 8).

Group operating cash flow during the period was (US$3.8) million compared to (US$2.1) million in the same quarter last year. However, the Group had a net cash position of US$5.8 million as at the end of 1Q 2003.

Capital expenditure increased by 18% to US$2.8 million from US$2.4 million. Capital projects continued to be focused on productivity and quality-enhancing initiatives.

The first quarter results are in line with the outlook indicated at our last results announcement.

BUSINESS OUTLOOK

The economic, business and competitive conditions are expected to remain extremely challenging for the rest of 2003. Against these uncertainties, the Group's focus will be to capitalise on its fundamental strengths and to execute against its key strategies. As a result, the Group expects continued growth from new products, the effect of shifting to higher-margin value-added products, and tight cost control to counter the impact of higher costs.

The Group expects to achieve a slight improvement in net profit in 2003 compared to 2002, as stated at the last results announcement.

TURNOVER AND PBIT BREAKDOWN

1. By geographical segments

In US$'000	Turnover			PBIT		
	For the three months ended 31 March		YoY Change (%)	For the three months ended 31 March		YoY Change (%)
	2003	2002		2003	2002	
Asia	**22,327**	23,336	(4.3)	**2,615**	2,917	(10.4)
Europe/North America	**12,734**	11,803	7.9	**2,590**	1,725	50.1
Total	**35,061**	35,139	(0.2)	**5,205**	4,642	12.1

See Notes to the Financial Statements number 2 for more details

Asia

Turnover in Asia, which accounted for 64% of Group turnover, declined by 4% to US$22.3 million from US$23.3 million due largely to the lower sales of non-processed products. However, turnover of our core products remained healthy, growing by 5% with stable pricing. Meanwhile, sales of new products in this region almost doubled, accounting for 8% of Asia's core product turnover from 4.5% in the same period last year.

Volume of core products in our primary Asian market, the Philippines, grew by 13% despite strong competition and a weak economy, due to aggressive promotional activities. As a result, PBIT of core products in Asia increased by 17% to US$2.9 million from US$2.5 million.

Total PBIT for the region, however, decreased by 10% to US$2.6 million from US$2.9 million because of the decline in non-processed products.

Europe/North America

Turnover in Europe/North America, which accounted for 36% of Group turnover, increased by 8% driven by a 12% increase in average prices, which offset a 3% drop in volume.

Sales of value-added products (tropical fruit in glass jars and plastic cups, and premium grade fruit syrup) grew by 26%. These products now represent approximately 9% of Europe/North America turnover, up from 8% in the same period last year.

PBIT for Europe/North America increased by 50% to US$2.6 million from US$1.7 million led by higher pricing.

2. By business segments

In US$'000	Turnover			PBIT		
	For the three months ended 31 March		YoY Change	For the three months ended 31 March		YoY Change
	2003	2002	(%)	2003	2002	(%)
Processed Products	**24,750**	23,995	3.1	**4,415**	3,670	20.3
Beverages	**7,649**	6,551	16.8	**1,044**	512	103.9
Non-processed Products	**2,662**	4,593	(42.0)	**(254)**	460	n/m
Total	**35,061**	35,139	(0.2)	**5,205**	4,642	12.1

See Notes to the Financial Statements number 2 for more details

Processed Products

Processed products, our largest product category contributing 71% of the Group's turnover in 1Q03, consist of processed fruits (pineapple solids and tropical mixed fruits), tomato-based and other processed products such as pasta and condiments.

Turnover of processed products rose by 3% to US$24.8 million from US$24.0 million, driven by a 3% increase in prices, primarily due to a 9% increase in average prices of pineapple solids.

PBIT of processed products increased by 20% to US$4.4 million from US$3.7 million, on the back of firmer pricing in Europe/North America.

Beverages

Beverages consist of juices, juice drinks and pineapple juice concentrate. This segment accounted for 22% of the Group's turnover.

Driven by a 15% increase in average prices, beverage turnover rose by 17% to US$7.6 million from US$6.6 million.

Beverages in Asia, which accounted for 67% of total beverage turnover, grew by 23% led by a strong 26% volume growth in the Philippines. In Europe/North America, beverage turnover increased by 6% mainly due to higher concentrate prices.

PBIT of the beverages segment increased by 104% to US$1.0 million from US$0.5 million largely due to higher volume in Asia and improved pricing in Europe/North America.

Non-processed Products

Accounting for 7% of the Group's turnover, non-processed products consist mainly of the non-core cattle business in addition to fresh pineapples. Both are sold only in Asia. The cattle operation is used to dispose of pineapple pulp.

Turnover of this segment dropped by 42% to US$2.7 million from US$4.6 million primarily because fewer cattle were sold.

As a result of lower volume and prices for both non-processed operations, this segment posted a PBIT loss of US$0.3 million, down from a profit of US$0.5 million.

REVIEW OF COST OF GOODS SOLD AND OPERATING EXPENSES

Cost of Goods Sold

Cost of goods sold decreased by 5% to US$25.4 million from US$26.6 million due to the volume decline in non-processed products coupled with the impact of a 4% depreciation of the Philippine peso versus the US dollar.

Distribution & Selling Expenses

Distribution and selling expenses increased by 25% to US$3.0 million from US$2.4 million as a result of higher marketing-related expenses in the Philippine market.

General & Administration Expenses

General and administration expenses were maintained at US$0.7 million.

Other Operating Expenses

Other operating expenses declined by 22% to US$0.9 million from US$1.2 million. Operating expenses were reduced as a result of IAS 41 impact as follows (see Accounting Policies in the next section):

In US$'000	For the three months ended 31 March		YoY Change
	2003	**2002**	**(%)**
Other operating expenses (before IAS 41)	**1,044**	1,056	(1.1)
Changes in fair value of livestock and harvested pineapples that remain unsold as at the end of the period	**(104)**	155	n/m
Other operating expenses (after IAS 41)	**940**	1,211	(22.4)

ACCOUNTING POLICIES

The accounting policies and methods of computation for the preparation of the financial statements for the quarter ended 31 March 2003 are consistent with those disclosed in the audited financial statements for the year ended 31 December 2002, with the exception of the adoption of IAS 41 as required by the IASB and described below. First quarter 2003 figures have not been audited nor reviewed by the Group's auditors.

International Accounting Standard (IAS) 41, Agriculture

IAS 41 which took effect for financial years beginning on or after 1 January 2003, establishes accounting treatment, financial statement preparation, and disclosures related to agricultural activity. Agricultural activity is the management by an enterprise of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets.

The standard requires biological assets and agricultural produce at the point of harvest, to be measured on initial recognition and at each balance sheet date at its fair value less estimated point-of-sales costs. Gain and loss arising from these measurements should be included in the net profit or loss for the period in which it arises. However, where fair value of the biological assets cannot be measured reliably, the biological assets should be stated at cost less accumulated depreciation and any accumulated impairment losses.

The adoption of IAS 41 has resulted in the Group stating its biological assets (livestock) and its agriculture produce (harvested pineapples) at its fair value less estimated point-of-sale costs, except for some of its biological assets (growing crops) where the fair value cannot be measured reliably. For such biological assets, they are measured at costs less any accumulated depreciation and any accumulated impairment losses.

Previously, all of the Group's biological assets (including livestock) and agricultural produce (harvested pineapples) were stated in the balance sheet of the Group at the lower of cost and net realisable value. The change has been applied retrospectively by adjusting the opening balance of revenue reserves as at 1 January 2002. The comparative figures have been restated accordingly.

The change in accounting policy has resulted in the Group increasing the carrying value of its inventories and biological assets, net of tax, by US$0.6 million, as at 1 January 2002 with corresponding increase in the revenue reserves as at 1 January 2002.

Changes in fair values less estimated point-of-sale costs of livestock and harvested pineapples included in the profit and loss account are as follows:

In US$'000	**For the three months ended 31 March**	
Changes in fair value	**2003**	**2002**
Included in costs of sales, relating to livestock and harvested pineapples sold during the period	1,336	1,632
Included in operating expenses, relating to livestock and harvested pineapples remaining unsold as at the end of the period	104	(155)
Total change in fair value	1,440	1,477

Due to the change in fair values of livestock and agricultural produce that remain unsold at each reporting period, the adoption of IAS 41 has the effect of increasing the Group's PBIT and net profit for 1Q 2003 by US$104,025 and US$94,143, respectively, and decreasing the Group's PBIT and net profit for 1Q 2002 by US$155,033 and US$142,460, respectively.

In US$'000	**For the three months ended 31 March**	
IAS 41 Impact on Profitability	**2003**	**2002**
PBIT	104	(155)
Net Profit	94	(142)

LIQUIDITY

In US$'000	**As at 31 March**		
	2003	**2002**	**31 Dec 2002**
Gross borrowings	**17,038**	9,770	15,232
Current	**17,038**	9,770	15,232
Secured	**-**	-	-
Unsecured	**17,038**	9,770	15,232
Non-current			
Secured	**-**	-	-
Unsecured	**-**	-	-
Less: Cash and bank balances	**22,848**	22,906	27,837
Net cash	**5,810**	13,136	12,605

The Group's gross borrowings as at 31 March 2003 amounted to US$17.0 million, compared to US$9.8 million in the same period last year. Other than working capital requirements, capital expenditure and cash dividend payout, there were no other major uses for cash.

CAPITAL EXPENDITURE

In 1Q 2003, capital expenditure increased by 18% to US$2.8 million from US$2.4 million in 1Q 2002. Capital expenditure continued to be focused on productivity and quality-enhancing projects. The key projects for the period were:

- Phase II of the fruit receiving project at the cannery which is expected to be completed in mid-2003
- Single-serve juice packaging to double the existing capacity
- Cooker/Cooler as replacement to increase efficiency and double capacity
- Two Chopping Machines for plantation operations

DIVIDENDS

No dividends were declared for this quarter and corresponding prior year quarter.

DEL MONTE PACIFIC LIMITED
UNAUDITED PROFIT AND LOSS STATEMENTS
For the Three Months Ended 31 March

Amounts in US$'000	**Group**			**Company**		
	2003	**2002**	**%**	**2003**	**2002**	**%**
Turnover	**35,061**	35,139	-	**16,706**	15,000	11
Cost of sales	**(25,389)**	(26,642)	(5)	-	-	-
Gross profit	**9,672**	8,497	14	**16,706**	15,000	11
Distribution and selling expenses	**(2,995)**	(2,405)	25	-	-	-
General and administration expenses	**(714)**	(724)	(1)	**(264)**	(246)	7
Other operating expenses	**(940)**	(1,211)	(22)	**106**	(59)	n/m
Profit from operations	**5,023**	4,157	21	**16,548**	14,695	13
Financial income	**182**	485	(62)	-	-	-
Financial expenses	**(271)**	(62)	337	-	-	-
Profit before taxation	**4,934**	4,580	8	-	-	-
Taxation	**(64)**	201	n/m	-	-	-
Net profit attributable to shareholders	**4,870**	4,781	2	**16,548**	14,695	13

Notes:

Investment income	-	-		**16,706**	15,000	11
Depreciation and amortisation	**(1,309)**	(1,104)	19	-	-	-
Financial income includes:						
Interest income	**182**	216	(16)	-	-	-
Foreign exchange gain	-	269	(100)	-	-	-
	182	485	(62)	-	-	-
Financial expenses includes:						
Interest expenses	**(235)**	(62)	279	-	-	-
Foreign exchange loss	**(36)**	-	n/m	-	-	-
	(271)	(62)	337	-	-	-

*n/m – not meaningful

Earnings per ordinary share in US cents	**Group For the three months ended 31 March**	
	2003	**2002**
Earnings per ordinary share based on net profit attributable to shareholders:		
(i) Based on existing issued share capital	**0.45**	0.45
(ii) On a fully diluted basis	**0.45**	0.45
Earnings per ordinary share based on net profit after extraordinary items attributable to shareholders:		
(i) Based on existing issued share capital	**0.45**	0.45
(ii) On a fully diluted basis	**0.45**	0.45

SEC NO. 82-5068

DEL MONTE PACIFIC LIMITED
UNAUDITED BALANCE SHEETS

Amounts in US$'000	Group			Company		
	31 Mar 2003	31 Mar 2002	31 Dec 2002 (Restated)	31 Mar 2003	31 Mar 2002	31 Dec 2002
EQUITY						
Share capital	**10,716**	10,716	10,716	**10,716**	10,716	10,716
Share premium	**65,815**	65,815	65,815	**65,954**	65,954	65,954
Translation reserves	**(64,771)**	(61,028)	(64,360)	**-**	-	-
Revenue reserves	**136,077**	120,002	131,207	**17,072**	15,188	524
	147,837	135,505	143,378	**93,742**	91,858	77,194
ASSETS LESS LIABILITIES						
Fixed assets	**49,728**	45,630	48,441	**-**	-	-
Subsidiaries	**-**	-	-	**10,149**	10,149	10,149
Intangible assets	**9,543**	9,846	9,619	**-**	-	-
Other assets	**6,572**	4,351	5,351	**-**	-	-
Current assets						
Inventories	**51,809**	46,536	41,197	**-**	-	-
Biological assets	**37,696**	36,701	36,694	**-**	-	-
Trade debtors	**10,119**	8,406	19,556	**-**	-	-
Other debtors, deposits and prepayments	**9,051**	9,925	5,636	**66**	183	57
Due from subsidiaries (non-trade)	**-**	-	-	**83,368**	83,363	80,277
Due from affiliated companies (trade)	**6,898**	3,875	5,500	**-**	-	-
Due from shareholder companies (non-trade)	**456**	456	456	**456**	456	456
Short-term deposits	**20,225**	22,378	24,185	**-**	-	-
Cash and bank balances	**2,623**	528	3,652	**4**	5	4
	138,877	128,805	136,876	**83,894**	84,007	80,794

Note: Biological assets consist of deferred growing crops and livestock

SEC NO. 82-5068

DEL MONTE PACIFIC LIMITED
UNAUDITED BALANCE SHEETS (CONTINUED)

Amounts in US$'000	Group			Company		
	31 Mar 2003	31 Mar 2002	31 Dec 2002 (Restated)	31 Mar 2003	31 Mar 2002	31 Dec 2002
Current liabilities						
Trade creditors	**9,972**	7,866	8,967	**-**	-	-
Other creditors and accruals	**13,253**	19,963	16,040	**204**	684	593
Due to subsidiaries (non-trade)	**-**	-	-	**97**	1,614	13,156
Short-term borrowings (unsecured)	**17,038**	9,770	15,232	**-**	-	-
Provision for taxation	**997**	694	1,139	**-**	-	-
	41,260	38,293	41,378	**301**	2,298	13,749
Net current assets	**97,617**	90,512	95,498	**83,593**	81,709	67,045
Non-current liabilities						
Due to an affiliated company (non-trade)	**(7,353)**	(7,135)	(7,279)	**-**	-	-
Deferred tax liabilities	**(8,270)**	(7,699)	(8,252)	**-**	-	-
	147,837	135,505	143,378	**93,742**	91,858	77,194

Net asset value per ordinary share in US cents	Group		
	As at 31 March 2003	As at 31 March 2002	31 Dec 2002
Net asset value per ordinary share	**13.80**	12.64	13.38

DEL MONTE PACIFIC LIMITED
UNAUDITED STATEMENTS OF CHANGES IN EQUITY

THE GROUP

Amounts in US$'000	**Share capital**	**Share premium**	**Translation reserves**	**Revenue reserves**	**Total**
As at 1 January 2002, as Previously stated	10,716	65,815	(61,953)	114,596	129,174
Changes in accounting policies (IAS 41)	-	-	-	625	625
As at 1 January 2002, as restated	10,716	65,815	(61,953)	115,221	129,799
Currency translation differences	-	-	925	-	925
Net gains and losses not recognised in income statement	-	-	925	-	925
Net profit attributable to shareholders	-	-	-	4,781	4,781
As at 31 March 2002	10,716	65,815	(61,028)	120,002	135,505
As at 1 January 2003, as previously stated	10,716	65,815	(64,360)	130,575	142,746
Changes in accounting policies (IAS 41)	-	-	-	632	632
As at 1 January 2003, as restated	10,716	65,815	(64,360)	131,207	143,378
Currency translation differences	-	-	(411)	-	(411)
Net gains and losses not recognised in income statement	-	-	(411)	-	(411)
Net profit attributable to shareholders	-	-	-	4,870	4,870
Dividends	-	-	-	-	-
As at 31 March 2003	10,716	65,815	(64,771)	136,077	147,837

DEL MONTE PACIFIC LIMITED
UNAUDITED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

THE COMPANY

Amounts in US$'000	Share capital	Share premium	Translation reserves	Revenue reserves	Total
As at 1 January 2002	10,716	65,954	-	493	77,163
Net profit attributable to shareholders	-	-	-	14,695	14,695
As at 31 March 2002	10,716	65,954	-	15,188	91,858
As at 1 January 2003	10,716	65,954	-	524	77,194
Net profit attributable to shareholders	-	-	-	16,548	16,548
Dividends	-	-	-	-	-
As at 31 March 2003	10,716	65,954	-	17,072	93,742

DEL MONTE PACIFIC LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
For the Three Months Ended 31 March

Amounts in US$'000	**2003**	2002
Cash flows from operating activities		
Net Profit attributable to shareholders	**4,870**	4,781
Adjustments for:		
Depreciation and amortisation	**1,309**	1,104
Provision for stock obsolescence	**223**	256
Provision for doubtful debts	**9**	39
Provision for deferred income tax	**57**	(297)
Gain on disposal of fixed assets	**(5)**	(8)
Operating profit before working capital changes	**6,463**	5,875
Decrease (increase) in:		
Other assets	**(1,221)**	(993)
Inventories	**(10,833)**	(8,964)
Biological assets	**(1,002)**	448
Accounts receivable	**9,432**	6,757
Prepayments and other current assets	**(3,416)**	(2,378)
Due from/(to) affiliated companies	**(1,322)**	2,426
Increase (decrease) in:		
Accounts payable and accrued liabilities	**(1,782)**	(5,278)
Provision for taxation	**(142)**	(32)
Net cash used in operating activities	**(3,823)**	(2,139)
Cash flows from investing activities		
Proceeds from disposal of fixed assets	**7**	34
Purchase of fixed assets	**(2,785)**	(2,368)
Net cash used in investing activities	**(2,778)**	(2,334)
Cash flows from financing activities		
Short-term borrowings	**1,806**	2,698
Dividends paid	**-**	-
Share buyback	**-**	-
Net cash from financing activities	**1,806**	2,698
Effect of exchange rate changes on cash and cash equivalents	**(194)**	516
Net decrease in cash and cash equivalents	**(4,989)**	(1,259)
Cash and cash equivalents, beginning of year	27,837	24,165
Cash and cash equivalents, end of year	22,848	22,906

Supplemental Disclosures of Cash Flow Information

Amounts in US$'000		**2003**	2002
(a)	Cash paid (received) during the year, included in operating activities		
	Interest expenses	**190**	23
	Interest income	**(182)**	(302)
	Income taxes	**144**	162
(b)	Analysis of the balances of cash and cash equivalents		
	Cash and bank balances	**2,623**	528
	Short-term deposits	**20,225**	22,378
		22,848	22,906

NOTES TO THE FINANCIAL STATEMENTS

Certain comparative figures have been restated due to adjustment resulting from changes in accounting standards.

1. FINANCIAL HIGHLIGHTS IN SINGAPORE DOLLARS

Amounts in S$'000 unless otherwise stated	For the three months ended 31 March		YoY Change
	2003	2002	(%)
Turnover	**61,006**	64,656	(5.6)
Gross profit	**16,829**	15,634	7.6
Gross profit margin (%)	***27.6***	*24.2*	*3.4 ppt*
EBITDA	**10,955**	10,175	7.7
EBITDA margin (%)	***18.0***	*15.7*	*2.3 ppt*
PBIT	**9,057**	8,541	6.0
PBIT margin (%)	***14.8***	*13.2*	*1.6 ppt*
Net profit	**8,474**	8,797	(3.7)
Net profit margin (%)	***13.9***	*13.6*	*0.3 ppt*
Earnings per share (SG cents)	**0.79**	0.82	(3.7)
Net cash	**10,109**	24,170	(58.2)
Shareholders' equity	**257,236**	249,329	3.2
Net asset value per share (SG cents)	**24.01**	23.26	3.2
Cash flow used in operations	**(6,652)**	(3,936)	69.0
Capital expenditure	**4,846**	4,357	11.2

Note: S$/US$ conversion rate of 1.74 (1Q03) and 1.84 (1Q02)

2. GROUP SEGMENTAL REPORTING

By business segments

Three months ended 31 March 2003 in US$'000	**Processed Products**	**Beverages**	**Non-Processed Products**	**Consolidated**
Turnover	24,750	7,649	2,662	35,061
Profit from operations, representing segment result	4,273	1,001	(251)	5,023
Financial Income	142	43	(3)	182
Profit before interest expense and taxation	4,415	1,044	(254)	5,205
Financial expenses				(271)
Profit before taxation				4,934
Taxation				(64)
Net profit attributable to shareholders				4,870
Segment assets	118,706	52,416	10,750	181,872
Unallocated assets				22,848
Consolidated total assets				204,720
Segment liabilities	23,059	6,563	956	30,578
Unallocated liabilities				26,305
Consolidated total liabilities				56,883
Capital expenditure	1,645	1,118	22	2,785
Depreciation	720	482	31	1,233
Amortisation	51	17	8	76

Three months ended 31 March 2002 in US$'000	**Processed Products**	**Beverages**	**Non-Processed Products**	**Consolidated**
Turnover	23,995	6,551	4,593	35,139
Profit from operations, representing segment result	3,284	441	432	4,157
Financial Income	386	71	28	485
Profit before interest expense and taxation	3,670	512	460	4,642
Financial expenses				(62)
Profit before taxation				4,580
Taxation				201
Net profit attributable to shareholders				4,781
Segment assets	111,803	44,996	8,927	165,726
Unallocated assets				22,906
Consolidated total assets				188,632
Segment liabilities	25,703	6,569	2,692	34,964
Unallocated liabilities				18,163
Consolidated total liabilities				53,127
Capital expenditure	1,476	887	5	2,368
Depreciation	630	367	31	1,028
Amortisation	48	16	12	76

By geographical segments

In US$'000	Turnover		Total assets		Capital expenditure	
	For the three months ended 31 March		As at 31 March		As at 31 March	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**
Asia	**22,327**	23,336	**204,720**	188,632	**2,785**	2,368
Europe/North America	**12,734**	11,803	**-**	-	**-**	-
Total	**35,061**	35,139	**204,720**	188,632	**2,785**	2,368

3. QUARTERLY SALES AND PBIT BREAKDOWN

In US$'000	1Q02	2Q02	3Q02	4Q02	1Q03
Turnover	35,139	49,534	49,247	62,450	**35,061**
PBIT	4,642	9,306	9,265	16,703	**5,205**
Net profit attributable to shareholders	4,781	8,458	7,710	14,212	**4,870**

4. SHARE CAPITAL

There were no changes to the Company's issued share capital for the period in review.

Ordinary shares issued and fully paid-up share capital	As at 31 March 2003	As at 31 March 2002	31 Dec 2002
Number of shares	**1,071,629,194**	1,071,629,194	1,071,629,194
Share capital (US$'000)	**10,716**	10,716	10,716

No share options were granted by the Company during the first quarter of 2003. As at 31 March 2003, the total number of outstanding share options was 21,148,182 (31 December 2002: 22,046,180). None of the share options which had been granted by the Company have been exercised since 1999.

5. RISK MANAGEMENT

Group Assets

It is the Group's practice to assess annually with its insurance brokers the risk exposure relating to the assets of, and possible liabilities from, its operations. All insured assets are insured at current replacement values. Additions during the current year are automatically included with provision for inflation-protection. At the end of the financial year under review, all major risks were adequately covered, except where the premium costs were considered excessive in relation to the probability and extent of a loss.

Foreign Currency

In the normal course of business, the Group enters into transactions denominated in various foreign currencies. In addition, the Company and its subsidiaries maintain their respective books and accounts in their reporting currencies. As a result, the Group is subject to transaction and translation exposures resulting from currency exchange rate fluctuations. However, to minimise such foreign currency exposures, the Group uses forward exchange contracts, foreign currency borrowings and natural hedge. The Group has a natural hedge against US dollar fluctuations as our US dollar-denominated revenues generally exceed our US dollar-denominated costs. It is not the Group's policy to take speculative positions in foreign currencies. Existing forward exchange contracts cover present and future trade commitments as well as other liabilities.

Inflation

The Group's costs are affected by inflation, and its effects may continue to be felt in future periods. However, the Group has historically mitigated the impact of cost increases by actively controlling its overall cost structure and introducing productivity-enhancing measures.

Cash Management

The Group's cash balances are placed with reputable global and major Philippine banks and financial institutions. They are also invested in short-term government securities. The Group manages its interest rate risk on its interest income by placing the cash balances with varying maturities and interest rate terms.

Credit Risk

The Group sells its products through major distributors and buyers in various geographical regions. Management has a credit risk policy which includes, among others, the requirement of certain securities to be posted to secure prompt observance and performance of the obligations of its distributors and other buyers from time to time. The group monitors its outstanding trade receivables on an ongoing basis; however, there is no significant concentration of credit risk with any distributor or buyer.

International Business

The Group's overall earnings from its trading activities with international customers are primarily affected by movements in the worldwide consumption of and demand for pineapple products, and the prices for such products. However, the demand and supply risk associated with the Group's international business is minimised by the nature of its long-term supply agreements, five of which are with various Del Monte brand owners around the world. These contracts have various mechanisms with regard to pricing and off-take that help limit the downside risk of the Group's international business. In some cases, the Group is protected by the existence of price floors whereby the Group is able to recover its production costs. In other instances, the Group has the right of first refusal to supply additional quantities at prices no worse than those from alternative sources.

Operations

As an integrated producer of processed pineapple and mixed tropical fruit products for the world market, the Group's earnings are inevitably subject to certain risk factors, which include general economic and business conditions, change in business strategy or development plans, weather conditions, crop yields, raw material costs and availability, competition, market acceptance of new products, industry trends, and changes in government regulations, including, without limitation, environmental regulations.

The Group's exposure to these risks is managed through the following processes, among others:

- Development and execution of a realistic long-term strategic plan and annual operating plan
- Securing long-term land leases with staggered terms
- Increasing production and packaging capacity
- Pursuit of productivity-enhancing and efficiency-generating work practices and capital projects
- Focus on consumption-driven marketing strategies
- Continuous introduction of new products and line extensions with emphasis on innovation, quality, competitiveness and consumer appeal
- Increased penetration of high-growth distribution channels
- Building on closer working relationships with business partners
- Close monitoring of changes in legislation and government regulations affecting the Group's business

CORPORATE PROFILE

Listed on the Mainboard of the Singapore Exchange, Del Monte Pacific Limited (Reuters: DMPL.SI/ Bloomberg: DELM SP) is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products.

The Group owns the Del Monte brand in the Philippines, where it enjoys leading market shares for pineapple juice, juice drinks, pineapple solids, mixed fruits, tomato sauce, spaghetti sauce and tomato ketchup, and also markets products under its second-tier brand, Today's. Del Monte Pacific also holds the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent.

Operating one of the world's largest fully integrated pineapple operations, the Group is the global low-cost producer of pineapple and has long-term supply agreements with Del Monte trademark owners and licensees around the world.

Del Monte Pacific Limited and its subsidiaries (the "Company" or "Group") are not affiliates of Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc. and its subsidiaries, or Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd.

Further information on the Company is available at www.delmontepacific.com

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Del Monte
Quality

Del Monte Pacific Limited

1Q 2003 Results

14 May 2003
Singapore


Del Monte
Quality

AGENDA

- 1Q 2003 Performance Highlights
- Results Analysis by Market and Product
- Performance against Growth Strategy
- Outlook for Full Year


Del Monte
Quality

Performance Highlights

- Core product* turnover up 6%, overall turnover stable
- Gross margin improved by 3.4 points to 27.6%
- PBIT increased by 12%
- Net profit up only 2%, mainly due to a prior period tax credit
- Stronger volume growth of core products in Asia
- Better pricing in Europe/North America
- Continued growth in new and value-added products

*Core products (processed products and beverages), excluding non-processed


Del Monte
Quality

Turnover

- Maintained at US$35.1m in a difficult business environment
- 6% growth in core product turnover offset by 42% decline in non-processed products


US$ million
1Q02
1Q03
35.1
35.1
40
30
20
10
0
Turnover

- Turnover of core products up on higher pricing
- Turnover of non-processed (cattle and fresh pineapple) down on lower volume and pricing


Del Monte
Quality

Margins

- Improved gross profit, PBIT and net profit margins


%
1Q02
1Q03
35
30
25
20
15
10
5
0
24.2
27.6
13.2
14.8
13.6
13.9
Gross Profit
PBIT
Net Profit


Del Monte
Quality

Profits

- PBIT increased by 12% due to higher pricing
- Net profit increased by only 2%, mainly due to a prior period tax credit; without it net profit would have risen by 6%


US$ million
1Q02
1Q03
6
5
4
3
2
1
0
4.6
5.2
4.8
4.9
PBIT
Net Profit


Del Monte
Quality

Profits (before IAS 41 adjustments)

- New IAS 41 accounting policy implemented 1 Jan 2003 as required by the IASB
- Without IAS 41, PBIT would have risen by 6% and net profit would have declined by 3%


US$ million
1Q02
1Q03
6
5
4
3
2
1
0
4.8
5.1
4.9
4.8
PBIT
Net Profit


Del Monte
Quality

New Accounting Standard: IAS 41

- Standard applies to:
  - Biological assets (pineapple plants and cattle)
  - Agricultural produce (harvested pineapples)
- Requires biological assets and agricultural produce to be measured at fair value
- Changes in fair value of biological assets and agricultural produce are recognised in P&L and disclosed separately in the notes
- For unsold harvested pineapples and cattle at each reporting period, the P&L impact of changes in fair value is recognised in other operating expense/income
- For sold goods, there is no net P&L impact


Del Monte
Quality

Earnings Per Share

	1Q02	1Q03	Change
Net Profit (US$m)	4.78	4.87	+1.9%
EPS (US cents)	0.45	0.45	+1.9%
EPS (SG cents)	0.82	0.79	-3.7%
S$:US$	1.84	1.74	+5.4%
Issued shares			
- Average (billion shares)	1.07	1.07	-
- Year end (billion shares)	1.07	1.07	-


Del Monte
Quality

Cash Flow & Balance Sheet

(Figures in US$m)	1Q02	1Q03
Operating cash flow	(2.1)	(3.8)
Capital expenditure	2.4	2.8
Net cash	13.1	5.8
Net asset value (NAV)	135.5	147.8
NAV per share (US cents)	12.64	13.80


Del Monte
Quality

Turnover by Market

- Asia declined on lower non-processed products offsetting core product growth
- Europe/North America increased on higher pricing


US$ million
40
30
20
10
0
35.1
35.1
23.3
22.3
11.8
12.8
1Q02
1Q03
Total
Asia
Europe/North America

	Total	Asia	Europe/North America
% turnover change	-	-4	+8
% volume* change	+1	+5	-3

* Volume of core products (processed products and beverages), excluding non-processed


Del Monte
Quality

PBIT by Market

- Asia declined due to non-processed products
- Europe/North America rose on higher pricing


US$ million
6
5
4
3
2
1
0
1Q02
1Q03
4.6
5.2
2.9
2.6
1.7
2.6
Total
Asia
Europe/North America

	Total	Asia	Europe/North America
% change	+12	-10	+50
% contribution	100	50	50


Del Monte
Quality

Turnover by Product

- Core products up mainly due to higher pricing
- Non-processed products down on volume and pricing


US$ million
40
30
20
10
0
35.1
35.1
24.0
24.8
6.5
7.6
4.6
2.7
1Q02
1Q03
Total
Processed Products
Beverages
Non-processed Products

	Total	Processed Products	Beverages	Non-processed Products
% turnover change	-	+3	+17	-42
% volume change	+1	0	+1	nm


Del Monte
Quality

PBIT by Product


US$ million
1Q02
1Q03
7
6
5
4
3
2
1
0
-1
4.6
5.2
3.7
4.4
0.5
1.0
0.4
-0.2
Total
Processed Products
Beverages
Non-processed Products

- Processed products rose on better pricing
- Beverages up on higher concentrate pricing
- Non-processed products down on lower turnover

	Total	Processed Products	Beverages	Non-processed Products
% change	+12	+20	+104	nm
% contribution	100	85	20	-5


Del Monte
Quality

Continued Value-Added Growth

Turnover of value-added, higher-margin products* in Europe/North America grew by 26%


% of E/NA Turnover
1Q02
1Q03
12
10
8
6
4
2
0
8.0
9.4
Europe/North America

* Include tropical fruit in glass jars and plastic cups, and premium grade fruit syrup


Del Monte
Quality

New Product Sales in Asia Doubled

% of Asia Turnover*


1Q02
1Q03
12
10
8
6
4
2
0
4.5
8.3
Asia

- 4 New Products launched in 1Q03:
  - Premium Grade Fruit Syrup
  - White Vinegar
  - Pineapple Tidbit Flats 234g
  - Spaghetti Sauce Filipino Style 750g
- 39 New Products launched in FY02 in Asia

* Turnover of core products (processed products and beverages), excluding non-processed


Del Monte
Quality

Strong Performance in Core Asian Market

1Q03 Volume Growth:

- Stand-up Pouch (SUP) up 20%
- Pineapple Chunk Flats (234g) up 44%
- Tropical Mixed Fruit up 30%
- Beverages up 26%
  - Dispenser juice up 25%
  - Single-serve juice up 23%


Del Monte
Quality

Better Pricing in Europe/North America

- Concentrate prices up 20%
- Pineapple Solids up 11%
- Juices up 5%


Del Monte
Quality

Improving Customer Service
Enhancing Quality, Reducing Costs

Major capital projects in 1Q03:

- Fruit receiving improvement at the cannery to be completed by mid-2003
- Single-serve juice packaging to double capacity
- Cooker/Cooler to double capacity
- Two Chopping Machines for plantation operations


Del Monte
Quality

Building New Markets

Continued business development search for:

- Synergistic acquisitions
- Joint ventures
- Strategic alliances


Del Monte
Quality

Corporate Governance

- 2001 Annual Report ranked 31st out of 144 companies in Asia, 7th in Singapore - *CFO Asia* magazine, March 2003
- Enhanced content of 2002 Annual Report for greater transparency
- Ranked 20th among 285 companies – *Business Times* Corporate Transparency Index, May 2003
- Customised a new results reporting template to replace old Masnet format


Del Monte
Quality

Outlook for Full Year

- Challenging and uncertain conditions
- Key strategies to deliver:
  - Growth from new products
  - Shift to higher-margin products
  - Tight cost control

Slight Net Profit Improvement vs 2002


Del Monte
Quality

APPENDIX


Del Monte
Quality

Profit & Loss Highlights (S$)

(Figures in S$ m)	1Q02	1Q03	Change
Turnover	64.7	61.0	-5.6%
EBITDA	10.2	11.0	+7.7%
PBIT	8.5	9.1	+6.0%
Net profit	8.8	8.5	-3.7%
EPS (SG cents)	0.82	0.79	-3.7%
S$:US$	1.84	1.74	+5.4%


Del Monte
Quality

Key Balance Sheet Items (S$)

(Figures in S$ m)	1Q02	1Q03
Fixed assets	84.0	86.5
Current assets	237.0	241.6
Current liabilities	70.5	71.8
Net cash/(debt)	24.2	10.1
Net asset value (NAV)	249.3	257.2
NAV per share (SG cents)	23.3	24.0
S$:US$	1.84	1.74


Del Monte
Quality

1Q 2003 Turnover by Market

Percentage of total turnover


Asia
64%
Europe/North America
36%

- Del Monte Philippines
- Del Monte Asia/Kikkoman
- Del Monte Fresh Produce

- Del Monte Foods
- Dr. Pepper/Seven-Up
- Kraft Canada
- Cirio Del Monte Foods International


Del Monte
Quality

1Q 2003 Turnover by Product


Processed Products
71%
Non-processed Products
7%
Beverages
22%


Del Monte
Quality

PBIT Margin by Market


1Q02
1Q03
% Margin
24
22
20
18
16
14
12
10
8
6
4
2
0
13.2
14.8
12.5
11.7
14.6
20.3
Total
Asia
Europe/North America

- Overall PBIT margin higher
- Asia declined on non-processed products
- Europe/North America up on higher prices


Del Monte
Quality

PBIT Margin by Product


1Q02
1Q03
% Margin
20
15
10
5
0
-5
-10
13.2
14.8
15.3
17.8
7.8
13.6
10.0
-9.5
Total
Processed Products
Beverages
Non-Processed Products

- Processed products up on higher pricing in Europe/North America
- Beverages rose on higher concentrate pricing
- Non-processed down on lower turnover


Del Monte

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Fourth Annual General Meeting of Del Monte Pacific Limited ("the Company") will be held at Ballroom 3, Hotel Inter-Continental Singapore, 80 Middle Road, Singapore 188966 on Wednesday, 14 May 2003 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts of the Company for the year ended 31 December 2002 together with the Auditors' Report thereon. (Resolution 1)

2. To re-elect the following Directors retiring pursuant to Articles 88 and 92 of the Company's Articles of Association:

Mr. Tony Chew Leong-Chee	[Retiring under Article 88]	(Resolution 2)
Mr. Michael Hwang	[Retiring under Article 88]	(Resolution 3)
Mr. Richard W. Blossom	[Retiring under Article 88]	(Resolution 4)
Mr. Aldo Marsegaglia	[Retiring under Article 92]	(Resolution 5)
Mr. Tomas P. Lorenzo	[Retiring under Article 92]	(Resolution 6)
Mr. Stephen Thorpe	[Retiring under Article 92]	(Resolution 7)

Mr. Tony Chew Leong-Chee will, upon re-election as a Director of the Company, remain as a member of the Audit Committee, Nominating Committee and Remuneration and Share Option Committee and will be considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST").

Mr. Michael Hwang will, upon re-election as a Director of the Company, remain as a member and Chairman of the Audit Committee and Nominating Committee and a member of the Remuneration and Share Option Committee and will be considered independent for the purposes of Rule 704(8) of the Listing Manual of the SGX-ST.

Mr. Tomas P. Lorenzo will, upon re-election as a Director of the Company, remain as a member of the Audit Committee and will be considered non-independent for the purposes of Rule 704(8) of the Listing Manual of the SGX-ST.

3. To approve the payment of the Directors' remuneration and fees for Financial Year 2003 in the total amount of US$662,500 based on the following fee structure:

   - 3 Executive Directors: US$310,000 per annum in the aggregate, payable monthly in arrears
   - Non-Executive Directors: US$30,000 per annum each, payable quarterly in arrears
   - Board Chairman: US$22,500 per annum, payable quarterly in arrears
   - Audit Committee Chairman: US$15,000 per annum, payable quarterly in arrears
   - Remuneration and Share Option Committee Chairman: US$7,500 per annum, payable quarterly in arrears
   - Nominating Committee Chairman: US$7,500 per annum, payable quarterly in arrears
   - Audit Committee Members: US$7,500 per annum each, payable quarterly in arrears
   - Remuneration and Share Option Committee Members: US$3,750 per annum each, payable quarterly in arrears
   - Nominating Committee Members: US$3,750 per annum each, payable quarterly in arrears
   - Alternate Board Committee members: US$7,500 per annum in the aggregate, payable when attendance is required (Resolution 8)

4. To re-appoint Ernst & Young as the Auditors of the Company and to authorise the Directors to fix their remuneration. (Resolution 9)

5. To transact any other ordinary business which may properly be transacted at an Annual General Meeting.

AS SPECIAL BUSINESS

To consider and if thought fit, to pass the following resolutions as Ordinary Resolutions, with or without any modifications:

6. Authority to allot and issue shares up to 50 per centum (50%) of issued capital

   That pursuant to Article 15(3)(b) of the Company's Articles of Association and Rule 806(2) of the Listing Manual of the SGX-ST, the Directors be empowered to allot and issue shares and convertible securities in the capital of the Company at any time and upon such terms and conditions

That pursuant to Article 15(3)(b) of the Company's Articles of Association and Rule 806(2) of the Listing Manual of the SGX-ST, the Directors be empowered to allot and issue shares and convertible securities in the capital of the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares and convertible securities to be allotted and issued pursuant to this Resolution shall not exceed fifty per centum (50%) of the issued capital of the Company at the time of the passing of this Resolution of which the aggregate number of shares to be issued other than on a pro rata basis to all shareholders of the Company shall not exceed twenty per centum (20%) of the issued capital of the Company and that such authority shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the Company's next Annual General Meeting or the date by which the next Annual General Meeting is required by law to be held, whichever is earlier.
[See Explanatory Note (i)] (Resolution 10)

7. Approval for authority to offer and grant share options and to allot and issue new shares therefor

That approval be and is hereby granted to the Directors of the Company, acting through its Remuneration and Share Option Committee (formerly known as Del Monte Pacific Executive Stock Option Plan 1999 Committee), to offer and grant Market Price Options in accordance with the provisions of the Company's Executive Stock Option Plan 1999 ("the Scheme") and to issue from time to time such shares in the capital of the Company as may be issued pursuant to the exercise of the Market Price Options and other options under the Scheme, provided always that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed ten per centum (10%) of the total issued share capital of the Company from time to time.
[See Explanatory Note (ii)] (Resolution 11)

8. Renewal of Shareholders' Mandate for Interested Person Transactions

That for the purposes of Chapter 9 of the Listing Manual of the SGX-ST:

(a) approval be given for the renewal of the mandate for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of Interested Person Transactions as set out in section 2.4 of the Company's Circular to Shareholders dated 28 April 2003 ("Circular"), a copy of which is circulated together with the Annual Report 2002, with any party who is of the class or classes of Interested Persons described in section 2.1 of the Circular, provided that such transactions are carried out in the normal course of business, at arm's length, on commercial terms and in accordance with the guidelines and review procedures for Interested Person Transactions as set out in sections 2.6 and 2.7 of the Circular (the "IPT Mandate");

(b) the IPT Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting; and

(c) authority be given to the Directors to complete and do all such acts and things (including executing all such documents as may be required) as they may consider necessary, desirable or expedient to give effect to the IPT Mandate as they may think fit.
[See Explanatory Note (iii)] (Resolution 12)

By Order of the Board
Del Monte Pacific Limited

Yvonne Choo
Secretary

Singapore, 28 April 2003

Explanatory Notes:

(i) The Ordinary Resolution 10 proposed in item 6 above, if passed, will empower the Directors from the date of the above Meeting until the date of the next Annual General Meeting, to allot and issue shares and convertible securities in the Company. The number of shares and convertible securities that the Directors may allot and issue under this Resolution would not exceed fifty per centum (50%) of the issued capital of the Company at the time of the passing of this resolution. For issue of shares and convertible securities other than on a pro rata basis to all shareholders, the aggregate number of shares and convertible securities to be issued shall not exceed twenty per centum (20%) of the issued capital of the Company.

The percentage of issued capital is based on the Company's issued capital after adjusting for (a) new shares arising from the conversion of convertible securities or employee share options on issue at the time this proposed Ordinary Resolution is passed and (b) any subsequent consolidation or subdivision of shares.

(ii) The Ordinary Resolution 11 proposed in item 7 above, if passed, will empower the Directors of the Company to offer and grant Market Price Options and to issue shares in the capital of the Company in accordance with and pursuant to the Del Monte Pacific Executive Stock Option Plan 1999. The number of shares which the Directors may issue under this Resolution shall not exceed ten per centum (10%) of the total issued share capital of the Company from time to time.

(iii) The Ordinary Resolution 12 proposed in item 8 above, if passed, will authorise the Interested Person Transactions as described in the Circular and recurring in the year; and will empower the Directors to do all acts necessary to give effect to the IPT Mandate. This authority will, unless previously revoked or varied by the Company at a general meeting, expire at the conclusion of the next Annual General Meeting of the Company.

CIRCULAR DATED 28 APRIL 2003

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in the capital of Del Monte Pacific Limited, you should forward this Circular, the Annual Report 2002, the Notice of AGM and the Proxy Form immediately to the purchaser or transferee or to the bank, stockbroker or agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

The Singapore Exchange Securities Trading Limited takes no responsibility for the correctness of any of the statements made, reports contained/referred to, or opinions expressed, in this Circular.


Del Monte

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

CIRCULAR TO SHAREHOLDERS

in relation to

THE PROPOSED RENEWAL OF THE SHAREHOLDERS' MANDATE FOR TRANSACTIONS WITH INTERESTED PERSONS OF THE COMPANY

Independent Financial Adviser to the Independent Directors



CRÉDIT AGRICOLE INDOSUEZ

CRÉDIT AGRICOLE INDOSUEZ MERCHANT BANK ASIA LTD

(Incorporated in the Republic of Singapore)

This Circular is issued together with the Annual Report 2002 of Del Monte Pacific Limited. The resolution proposed to be passed in relation to the above matter is set out in the Notice of Annual General Meeting enclosed with the Annual Report 2002.

CONTENTS

DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated:

Companies within the Group

"Company" or "DMPL"	:	Del Monte Pacific Limited
"DMPRL"	:	Del Monte Pacific Resources Limited, a company incorporated in the BVI with limited liability
"DMPL Group" or "Group"	:	DMPL and its subsidiaries

Other Organisations And Agencies

"Asiatic"	:	Asiatic Worldwide Ltd., a company incorporated in the BVI and beneficially owned by Tomas P. Lorenzo
"CAIMBAL" or "IFA"	:	Crédit Agricole Indosuez Merchant Bank Asia Ltd
"Cirio Del Monte"	:	Cirio Del Monte N.V., a company incorporated in the Netherlands
"Cirio Del Monte Group"	:	Cirio Del Monte, its subsidiaries and associated companies
"Cirio Del Monte Foods"	:	Cirio Del Monte Foods International Ltd, an indirect wholly-owned subsidiary of Cirio Del Monte
"CDMI"	:	Cirio Del Monte International, Inc. (previously known as Del Monte International, Inc.), a company incorporated in Panama, the licensee of the Del Monte brand in most of Europe, Africa and the Middle East and an indirect wholly-owned subsidiary of Cirio Del Monte
"Del Monte USA"	:	Del Monte Corporation, the owner and licensor of the Del Monte trademarks worldwide, subject to certain minor exceptions
"DMGL"	:	Del Monte Group Limited, a company incorporated in the BVI and an indirect wholly-owned subsidiary of Cirio Del Monte
"Del Monte Holdings"	:	Del Monte Holdings Ltd (previously known as Juliet Holdings S.A.), a company incorporated in the BVI and an indirect wholly-owned subsidiary of Cirio Del Monte
"MAIC"	:	Macondray Agro-Industrial Corporation, a company incorporated in the Philippines and an indirect wholly-owned subsidiary of Macondray
"Macondray"	:	Macondray & Co., Inc., a company incorporated in the Philippines
"Macondray Group"	:	Macondray and its subsidiaries and associated companies, including MCI
"Macondray Industries"	:	Macondray Industries, Inc., an indirect wholly-owned subsidiary of Macondray
"Macondray Insurance" or "MIBC"	:	Macondray Insurance Brokers Corporation, an indirect wholly-owned subsidiary of Macondray
"Macondray Plastics"	:	Macondray Plastics, Inc., a direct subsidiary of Macondray

"MCI"	:	MCI, Inc., a company incorporated in the BVI and a wholly-owned subsidiary of Macondray
"Wallco"	:	Waterloo Land and Livestock Co. Pty. Ltd., a company incorporated in Australia, of which Marco P. Lorenzo, brother of Martin P. Lorenzo and Tomas P. Lorenzo, holds an interest of about 34%
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
General		
"Act"	:	The Companies Act, Chapter 50 of Singapore
"AGM"	:	The annual general meeting of the Company to be convened on 14 May 2003, notice of which is set out in the Annual Report 2002 despatched together with this Circular
"Audit Committee"	:	Audit Committee of the Company as at the Latest Practicable Date
"Board"	:	Board of Directors of DMPL (as at the Latest Practicable Date)
"BVI"	:	British Virgin Islands
"CDP"	:	The Central Depository (Pte) Limited of Singapore
"Depository Agent"	:	An entity registered as a depository agent with CDP for the purpose of maintaining a Securities Account
"Directors"	:	The directors of the Company (as at the Latest Practicable Date)
"Europe Supply Agreement"	:	The Canned Fruit Supply Agreement dated 1 March 1990, as amended, between CDMI and GTL Limited
"Entity at Risk"	:	The Company or a subsidiary of the Company that is not listed on the SGX-ST or an approved exchange
"FY"	:	Financial year ended 31 December
"Interested Person"	:	A director, chief executive officer, or controlling shareholder of the Company or an associate of any such director, chief executive officer, or controlling shareholder
"Interested Person Transaction" or "IPT"	:	Transaction between an Entity At Risk and an Interested Person
"IPT Mandate"	:	The general mandate to be renewed at the AGM pursuant to Chapter 9 of the Listing Manual that will permit the DMPL Group to enter into certain transactions as elaborated in Section 2.4 of this Circular with Interested Persons of the Company
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 11 April 2003

"Listing Manual"	:	The listing manual of the SGX-ST
"NTA"	:	Net Tangible Assets
"Pooling Agreement"	:	The shareholders and voting pool agreement dated 23 July 1999 made between (i) MCI and (ii) Del Monte Holdings concerning the relationship between them as shareholders of the Company following completion of its initial public offering
"Securities Account"	:	A securities account maintained by a Depositor with CDP but does not include a securities sub-account
"Shares"	:	Ordinary shares of US$0.01 each in the capital of the Company
"Shareholders"	:	Registered holders of shares in the share capital of DMPL as at the Books Closure Date, except where the registered holder is CDP, the term shall, in relation to such shares, mean the Depositors whose Securities Accounts are credited with such shares
"%" or "per cent."	:	Per centum or percentage
"US$" and "US cents"	:	United States dollars and cents, respectively
"S$" and "cents"	:	Singapore dollars and cents, respectively

The expressions "Depositor", "Depository Agent" and "Depository Register" shall have the same meanings ascribed to them, respectively, in the Act.

Words importing the singular shall, where applicable, include the plural and *vice versa.* Words importing the masculine gender shall, where applicable, include the feminine and neuter gender. References to persons shall, where applicable, include corporations.

Any reference to a time in this Circular shall be a reference to Singapore time, unless otherwise stated. Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding. Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Any term defined under the Companies Act or the SGX-ST Listing Manual or any modification thereof and used in this Circular shall, where applicable, have the meaning assigned to it under the Companies Act or the Listing Manual or any modification thereof, unless otherwise provided.

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands on 27 May 1999)

Directors:

Mr. Tony Chew Leong-Chee
(Chairman of the Board and Independent Director)
Mr. Aldo Marsegaglia
(Vice Chairman and Non-executive Director)
Mr. Martin P. Lorenzo
(Joint Managing Director and Executive Director)
Mr. Thomas F. Warner
(Joint Managing Director and Executive Director)
Mr. Filippo Fucile
(Non-executive Director)
Mr. Richard W. Blossom
(Executive Director)
Mr. Michael Hwang
(Independent Director)
Mr. Godfrey E. Scotchbrook
(Independent Director)
Mr. Patrick L. Go
(Non-executive Director)
Mr. Tomas P. Lorenzo
(Non-executive Director)
Mr. Stephen Thorpe
(Non-executive Director)

Registered Office:

Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

28 April 2003

To: The Shareholders of
DEL MONTE PACIFIC LIMITED

Dear Sir or Madam

THE PROPOSED RENEWAL OF THE SHAREHOLDERS' MANDATE FOR TRANSACTIONS WITH INTERESTED PERSONS OF THE COMPANY

The purpose of this Circular is to provide information relating to the proposed renewal of the IPT Mandate and to seek Shareholders' approval thereof at the AGM to be held on 14 May 2003.

1. INTRODUCTION

1.1 Existing IPT Mandate

Pursuant to the then Chapter 9A of the Listing Manual, the existing IPT Mandate was first disclosed in pages 91 and 92 of the Company's Prospectus dated 24 July 1999 and adopted by shareholders by reason of Shareholders subscribing for the Shares, which allowed the Company and its subsidiaries to enter into certain type of transactions with specified classes of persons who are considered to be "interested persons" for the purposes of the then Chapter 9A of the Listing Manual.

The abovementioned IPT Mandate was subsequently renewed at each subsequent AGM of the Company, including the last AGM of the Company held on 22 May 2002, and will, unless revoked or varied by the Company in general meeting, continue to be in force until the date of the next forthcoming AGM of the Company, being 14 May 2003.

1.2 New Listing Manual

The SGX-ST has issued a new Listing Manual which took effect on 1 July 2002, and Chapter 9 of the new Listing Manual has replaced Chapter 9A of the previous Listing Manual. Salient information relating to Chapter 9 of the Listing Manual, including the definitions of terms such as "interested person" and "associate", are set out in Appendix II of this Circular.

Part VIII of Chapter 9 of the new Listing Manual allows for a listed company to seek a general mandate from its shareholders for recurrent transactions with interested person of a revenue or trading nature necessary for its day-to-day operations such as sales of supplies and materials, but not in respect to the purchase or sale of assets, undertakings or businesses.

Pursuant to Clause 920(1)(b) of the new Listing Manual, a circular to shareholders seeking a general mandate must include the following:

(i) the class of interested persons with which the entity at risk will be transacting;

(ii) the nature of the transactions contemplated under the general mandate;

(iii) the rationale for, and benefit to, the entity at risk;

(iv) the methods or procedures for determining transaction prices;

(v) the independent financial adviser's opinion on whether the methods or procedures are sufficient to ensure that the transaction will be carried out on normal commercial terms and will not be prejudicial to the interests of the issuer and its minority shareholders;

(vi) an opinion from the audit committee if it takes a different view to the independent financial adviser; and

(vii) a statement from the issuer that it will obtain a fresh mandate from shareholders if the methods or procedures become inappropriate.

2. PROPOSED MANDATE FOR INTERESTED PERSON TRANSACTIONS

2.1 Class of Interested Persons

Macondray, through its wholly-owned subsidiary, MCI, owns an equity interest of approximately 21.23% in DMPL. Macondray is therefore a controlling shareholder of the Company.

Cirio Del Monte, through its indirect wholly-owned subsidiary, Del Monte Holdings Ltd, owns an equity interest of approximately 39.99% in DMPL. Cirio Del Monte is therefore a controlling shareholder of the Company.

Accordingly, Macondray and Cirio Del Monte are considered interested persons of the Company for the purposes of Chapter 9 of the Listing Manual, and transactions between the Group, and Macondray or any of its subsidiaries and associates (the "**Macondray Group**"), or Cirio Del Monte or any of its subsidiaries and associates (the "**Cirio Del Monte Group**"), constitute interested person transactions under Chapter 9 of the Listing Manual.

2.2 Transactions with the Cirio Del Monte Group

CDMI is the purchaser of processed pineapples, juice and mixed tropical fruits, and pineapple concentrate supplied by the Group for distribution in the European, African and Middle Eastern markets. It has a long-term supply agreement with the Group under which CDMI is required to source certain minimum annual contract volumes of various pineapple and mixed tropical fruit products for the duration of the supply agreement. In the three years ended 31 December 2000, 2001 and 2002, sales made under the Europe Supply Agreement accounted for 23.6%, 19.6% and 21.0%, respectively, of the Group's total international sales. The pricing is market driven (less certain allowances) with prices for certain supplemental volumes subject to a price floor mechanism intended to cover product costs. The agreement is terminable by either party giving the other three years' prior written notice at anytime after 29 March 2006.

CDMI supplies certain canned deciduous fruit products under the Del Monte brand to the DMPL Group for distribution and sale in the Philippines through MAIC as the Group's local distributor. Such supply and distribution arrangement is on an order-by-order basis. The DMPL Group purchases products of CDMI for distribution in the Philippines through MAIC at a profit margin of not less than 5%. In management's opinion, the profit margin generated on such arrangement reasonably reflects the benefits to be received by the Company and is comparable to those obtainable in an arm's length transaction with an unaffiliated third party.

Cirio Del Monte Foods procures, on a group global basis, the insurance coverage of the Group against certain industrial risks, general product liability, fidelity, fraud and related risks, and other liability cover together with its group of companies to maximise economies of scale and optimise premium savings. It then charges the Group a pro rata share of the aggregate premium, based on Group's turnover, value of assets and geographical location. Various deductions apply to the programme.

In connection with the US$1 million downpayment paid by the Group for the acquisition of perpetual licensing rights for the Del Monte trademarks for use in certain countries in the Indian subcontinent from the Cirio Del Monte Group, the Group is allowed to charge back to Cirio Del Monte the interest cost that the Group incurs in respect of such downpayment in the absence, for the time being, of any profits generated from the use of such trademarks in the Indian subcontinent. In addition, the Group also charges late payment interest at the prevailing interest rate on any late or delayed payments by CDMI if and when they occur.

The value of the sales, purchases and other transactions between the Group and the Cirio Del Monte Group for the three years ended 31 December are as follows:

	Year ended 31 December		
	2000	**2001**	**2002**
	(US$'000)	**(US$'000)**	**(US$'000)**
Sales to Cirio Del Monte Group	22,391	17,172	19,247
Purchases from Cirio Del Monte Group	4,150	1,492	166
Other financial income from Cirio Del Monte Group	80	169	224

2.3 Transactions with the Macondray Group

MAIC serves as the exclusive Philippine distributor of certain imported Del Monte canned deciduous fruit and vegetable products obtained by the Group from Del Monte USA and CDMI for distribution in the Philippines. Such supply arrangement is on an order-by-order basis. These imported products are mostly sold at duty-free shops in the Philippines. The Group generates a net profit ranging from 2% to 5% in respect of these imported Del Monte products it procures for distribution by MAIC. In management's opinion, the net profit generated on such arrangement reasonably reflects the benefits to be received by the Company and is comparable to those obtainable in an arm's length transaction for the same products with an unaffiliated third party.

MAIC also from time to time supplies the Group with sugar. Macondray Industries supplies the Group with fertiliser and certain industrial chemical products. Macondray Plastics supplies the Group with plastic bags. Such supply arrangements are on an order-by-order basis and subject to bidding along with other third party interested suppliers. Purchases are made on the basis of the lowest quotation given.

Wallco, an associate of the Macondray Group and of a director of the Company, supplies the Group, from time to time with cattle feeder stock. Such supply arrangement is on an order-by-order basis and subject to bidding along with other third party interested suppliers. Purchases are made on the basis of the lowest quotation given.

Macondray Insurance serves as insurance broker for Group's Philippine local insurance requirements. Under this arrangement, Macondray Insurance will present to the Group various quotations provided by different insurance companies and the Group will decide which insurance company to obtain its coverage after taking into consideration, *inter alia*, the premium, quality of services and the degree of insurance coverage. No fees are payable by the Group to Macondray Insurance.

Surplus pineapples are supplied from time to time to Asiatic, an associate of Macondray group and of a director of the Company. Such supply arrangement for surplus pineapples is on an order-by-order basis and subject to bidding by other interested unaffiliated buyers. Sales are made on the basis of the highest offer made.

The Group also charges late payment interests at the prevailing interest rate on any late or delayed payments by MAIC if and when they occur.

Under the terms of the Deed of Non-Competition between Del Monte Holdings Ltd. and the Company, each of Macondray and Del Monte Holdings has the right to put forward proposals to supply goods and services to the Group companies in substitution for the supply of such goods and services by third party suppliers, not being associates or connected to either Macondray or Del Monte Holdings, at matching prices offered by third party suppliers or those prices paid or payable to third party suppliers by the Group companies from time to time, and which shall be considered by the Group company, subject to the Interested Person Transaction procedures described in Clauses 2.6 and 2.7 of this Circular.

The value of the sales and purchases between the Group and the Macondray Group for the three years ended 31 December are as follows:

	Year ended 31 December		
	2000	**2001**	**2002**
	(US$'000)	**(US$'000)**	**(US$'000)**
Sales to Macondray Group	4,526	3,407	1,549
Purchases from Macondray Group	1,606	1,393	2,248
Other financial income from Macondray Group	—	215	43

2.4 Scope of IPT Mandate

The scope of the IPT Mandate covers the following transactions with the DMPL Group:

(i) the sale of processed pineapples, juice and mixed tropical fruit products, and pineapple concentrate to CDMI;

(ii) the purchase of certain canned deciduous fruit products from CDMI;

(iii) the payment of insurance premium costs to Cirio Del Monte Foods in relation to the participation by the Group in group insurance coverage arranged by Cirio Del Monte Foods;

(iv) the Philippine distribution by MAIC of certain fruit and vegetable products obtained by the Group from CDMI and Del Monte USA;

(v) the payment of insurance premium costs to Macondray Insurance (who acts as collecting agents of appointed insurance companies) in relation to Philippine insurance coverage arranged by the latter for the Group;

(vi) the purchase of sugar from MAIC, fertiliser and certain industrial chemical products from Macondray Industries, and plastic bags from Macondray Plastics;

(vii) the sale of surplus fresh pineapples to Asiatic; and

(viii) the purchase of cattle feeder stock from Wallco.

2.5 Rationale and Benefit for the IPT Mandate

The Group currently transacts, in the ordinary course of its business activities, with the Cirio Del Monte Group and the Macondray Group, under a long-term supply agreement and on an order-by-order basis, respectively. Such transactions occur with a fairly high degree of frequency and could arise at any time.

Given that such transactions are recurrent in nature and will occur at any time, and due to the time-sensitive nature of commercial transactions, the Company is proposing to seek Shareholders' approval pursuant to Chapter 9 of the Listing Manual for the renewal of the IPT Mandate to enable the Group to continue to enter into transactions with the Interested Persons, provided that such transactions are in its ordinary course of business and on an arm's length basis. Such transactions would also not involve any purchase or sale of assets, undertakings or businesses.

The IPT Mandate will eliminate the requirement for the Company to convene general meetings to seek Shareholders' approval and/or issue immediate announcements as and when such transactions with Interested Persons are entered into. The renewal of the IPT Mandate would therefore enable the Group to maximise its business opportunities and increase its business efficiency, while at the same time, reduce its administrative time and costs associated with the convening of general meetings.

2.6 Review Procedures for Interested Person Transactions

To ensure that all Interested Person Transactions are made on the Group's normal commercial terms and are not prejudicial to the interests of the Company's minority shareholders, the following procedures will be undertaken:

(i) transactions (either individually or as part of a series) equal to or exceeding US$1,000,000 in value but below 3% of the latest audited net tangible assets of the Company will be subject to review and approval by the Directors. Such approval shall be given if the transactions are conducted in accordance with the Group's usual practices and policies, are on an arm's length commercial terms and are consistent with similar types of transactions made by the Group with unrelated third parties; and

(ii) transactions (either individually or as part of a series) equal to or exceeding 3% of the latest audited net tangible assets of the Company will be reviewed by the Directors in accordance with the procedures set out in (i) above, and shall also be subject to the approval of two Independent Directors who have no interest in the transactions. Such approval shall only be given if the transactions are conducted in accordance with the Group's usual practices and policies, are on an arm's length commercial terms and are consistent with similar types of transactions made by the Group with unrelated third parties.

2.7 Role of Audit Committee in Interested Person Transactions

The Company has established an Audit Committee, the majority of which comprises of Independent Directors. In addition, the Company will also maintain a register for all transactions carried out with Interested Persons pursuant to the IPT Mandate (recording the basis, including the quotations obtained to support such basis, on which they were entered into). The Audit Committee will carry out review of these records of all Interested Person Transactions on a regular periodic basis. The Audit Committee will also review all Interested Person Transactions to ensure that the prevailing rules and regulations of the Listing Manual (in particular Chapter 9 of the Listing Manual) are complied with.

The internal control procedures of the Group described above are intended to ensure that the transactions between the Group and Interested Persons are conducted at arm's length and on commercial terms. Such internal controls include a regular and periodic review of all Interested Person Transactions, which shall be summarised and submitted to the Audit Committee. Should such transactions exceed the thresholds set out in the Listing Manual, the stipulated requirements must be complied with.

The Audit Committee will approve the internal control procedures and arrangements for all future Interested Person Transactions to ensure that they are carried out on arm's length commercial terms consistent with the Group's usual business practices and policies and will not be prejudicial to the Company's minority shareholders. Ratification of the records for all the Interested Person Transactions to ensure that they comply with the internal control procedures will be carried out by the Audit Committee during its periodic review. The review includes the examination of the nature of the transaction and its supporting documents or such other data deemed necessary by the Audit Committee. In addition to the guidelines set out above, the Audit Committee will also consider from time to time whether the established guidelines and procedures for the Interested Person Transactions have become inappropriate or are unable to ensure that the transactions will be on the Group's normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

The Company will comply with the provisions of Chapter 9 of the Listing Manual in respect of all future Interested Person Transactions and, if required under the Listing Manual, the Company will seek a fresh mandate from Shareholders should the existing guidelines and procedures for transactions with Interested Persons become inappropriate. If a member of the Audit Committee has an interest in a transaction, he will abstain from participating in the review and approval process in relation to that transaction.

In addition, the IPT Mandate and the details of the aggregate value of the Interested Person Transactions conducted pursuant to the IPT Mandate during the financial year will be disclosed in the Company's annual report for that year, and in the annual reports for the subsequent financial years that the IPT Mandate is renewed and continues in force, in accordance with the form set out in Rule 907 of the Listing Manual. Further, the aggregate value of the transactions conducted pursuant to the IPT Mandate for each quarterly period will also be disclosed in the quarterly financial statements that will be reported in accordance with Rule 705 of the Listing Manual.

3. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

	Direct Interest		**Deemed Interest**	
Directors	**Number of Shares**	**% of Shares** [1]	**Number of Shares**	**% of Shares** [1]
Tony Chew Leong-Chee	396,000	0.04	25,500,000	2.38
Aldo Marsegaglia	—	—	—	—
Martin P. Lorenzo	—	—	227,467,962	21.23
Thomas F. Warner	—	—	—	—
Filippo Fucile	—	—	—	—
Richard W. Blossom	2,026,000	0.19	—	—
Michael Hwang	396,000	0.04	—	—
Godfrey E. Scotchbrook	—	—	—	—
Patrick L. Go	—	—	—	—
Tomas P. Lorenzo	540	n.m.	227,467,962	21.23
Stephen Thorpe	—	—	—	—

Substantial Shareholders	Direct Interest		Deemed Interest	
	Number of Shares	% of Shares [1]	Number of Shares	% of Shares [1]
Del Monte Holdings [2]	428,570,000	39.99	—	—
Del Monte Group Ltd [3]	—	—	428,570,000	39.99
MCI [4]	227,467,962	21.23	—	—
Macondray [5]	—	—	227,467,962	21.23
Martin P. Lorenzo [5]	—	—	227,467,962	21.23
Tomas P. Lorenzo [5]	540	n.m.	227,467,962	21.23
Iona Investment Pte Ltd	69,354,122	6.47	—	—

Notes:

(1) Based on 1,071,629,194 Shares as at the Latest Practicable Date.

(2) Del Monte Holdings ("DMH") is the beneficial owner of 310,772,467 Shares held by DBS Trustee Ltd and 117,797,533 Shares held by ABN Amro Nominees Singapore Pte Ltd.

(3) Del Monte Group Ltd ("DMG") holds all the issued shares in DMH and is deemed to have an interest in DMH's 428,570,000 Shares. Del Monte Group Overseas Ltd ("DMO") holds all the issued shares in DMG and is deemed to have an interest in DMH's 428,570,000 Shares. Cirio Del Monte holds all the issued shares in DMO and is deemed to have an interest in DMH's 428,570,000 Shares. Cirio Finanziaria SpA ("Cirio SpA") holds all the issued shares in Cirio Del Monte and is deemed to have an interest in DMH's 428,570,000 Shares. Cirio SpA is a company incorporated in Italy and whose shares are listed on the Milan Stock Exchange.

(4) MCI is the beneficial owner of 213,257,143 Shares held by DBS Trustee Ltd, 10,853,223 Shares held under its own name, MCI, and 3,357,596 Shares held by UOB Kay Hian Private Ltd.

(5) Macondray holds all the issued shares in MCI and is deemed to have an interest in MCI's 227,467,962 Shares. The Lorenzo Group (comprising members of the family of the late Luis F. Lorenzo, Sr), which includes directors, Martin P. Lorenzo and Tomas P. Lorenzo, is deemed to have an interest in MCI's 227,467,962 Shares through Lapanday Holdings Corporation, St. Tropez Holdings Corporation, Macondray Holdings Corporation and Pioneer Ventures, Inc.

n.m. - not meaningful

4. INDEPENDENT FINANCIAL ADVISER'S OPINION

CAIMBAL has been appointed as the independent financial adviser to the Independent Directors to opine on whether the methods or procedures set out in Section 2.6 of this Circular to determine transaction prices of Interested Person Transactions are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

Having considered, *inter alia*, the review procedures for Interested Person Transactions, the rationale for the IPT Mandate and the benefits accruing to the Company arising from the IPT Mandate, CAIMBAL is of the opinion that the current methods or procedures for determining transaction prices as set out in Section 2.6 of this Circular, are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

5. INDEPENDENT DIRECTORS' RECOMMENDATION

The Directors who are considered independent for the purposes of the proposed renewal of the IPT Mandate are Mr. Michael Hwang, Mr. Tony Chew Leong-Chee and Mr. Godfrey E. Scotchbrook. Having considered, *inter alia*, the scope, review procedures, the rationale and the benefits of the IPT Mandate and the advice of CAIMBAL, the Independent Directors are of the view that the IPT Mandate is in the interests of the Shareholders and accordingly recommend that Shareholders vote in favour of the

resolution relating to the IPT Mandate as set out in the Notice of AGM in the Annual Report 2002 despatched together with this Circular.

6. STATEMENT OF THE AUDIT COMMITTEE

Having considered, inter alia, the scope, review procedures, the rationale and the benefits of the IPT Mandate, the Audit Committee, which comprises Mr. Michael Hwang, Mr. Tony Chew Leong-Chee, Mr. Godfrey E. Scotchbrook, Mr. Filippo Fucile and Mr. Tomas P. Lorenzo (with Mr. Filippo Fucile and Tomas P. Lorenzo abstaining), is satisfied that the methods or procedures set out in Section 2.6 of this Circular to determine transaction prices of Interested Person Transactions are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

7. AGM

The AGM, notice of which is set out in the Annual Report 2002 despatched together with this Circular, will be held at Hotel Inter-Continental Singapore, Ballroom 3 on 14 May 2003 at 10:00 a.m., for the purposes of considering and, if thought fit, passing, with or without modifications, the resolution relating to the IPT Mandate as an ordinary resolution at the AGM.

8. ACTION TO BE TAKEN BY SHAREHOLDERS

The proxy forms must be lodged at the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at Collyer Quay #19-08, Ocean Building, Singapore 049315, not less than 48 hours before the time appointed for the AGM.

PERSONS HOLDING SHARES IN THE CAPITAL OF THE COMPANY THROUGH THE CENTRAL DEPOSITORY (PTE) LIMITED ARE REMINDED THAT THE PROXY FORMS APPOINTING THEMSELVES AS PROXIES MUST SIMILARLY BE DEPOSITED NOT LESS THAN 48 HOURS BEFORE THE TIME APPOINTED FOR THE AGM IN ORDER FOR SUCH PERSONS TO BE ABLE TO ATTEND AND/OR VOTE AT SUCH MEETING.

Pursuant to the conditions imposed under Rule 920(1)(b)(viii) of the Listing Manual, Macondray Group and Cirio Del Monte Group will abstain from voting on the resolution relating to the IPT Mandate at the AGM and each of Macondray Group and Del Monte Holdings Group has undertaken to ensure that its associates will abstain from voting on the resolution relating to the IPT Mandate at the AGM. The direct shareholders who are also interested persons will abstain from voting on the resolution relating to the renewal of the IPT Mandate at the AGM and the percentage shareholdings they represent are as follows:

Shareholders	Number of Shares	% of Shareholdings*
Del Monte Holdings	428,570,000	39.99%
MCI	227,467,962	21.23%
Luisa Mercedes P. Lorenzo	444,540	0.04%
Alicia P. Lorenzo	443,420	0.04%
Regina L. H-Davila	336,040	0.03%
Marco P. Lorenzo	106,540	0.01%
Jose Paulo P. Lorenzo	56,040	0.01%
Tomas P. Lorenzo	540	n.m.
Lourdes L. Benitez	270	n.m.

* Based on 1,071,629,194 Shares as at the Latest Practicable Date.
n.m. - not meaningful

9. DIRECTORS' RESPONSIBILITY STATEMENT

The issue of this Circular to Shareholders has been seen and approved by all the Directors who (including those who may have delegated supervision of this Circular) have taken all reasonable care to ensure that the facts and the opinions expressed (excluding those expressed by CAIMBAL in the IFA Letter and, in the case of the Directors who are not Independent Directors, the Independent Directors' recommendation) in this Circular are fair and accurate in all material respects and that no material facts have been omitted which would make any such information misleading in any material respect. However, in respect of the IFA Letter, the sole responsibility of the Directors has been to ensure that the facts stated with respect to the DMPL Group are fair and accurate in all material respects. The Directors jointly and severally accept responsibility accordingly.

Where information contained in this Circular (excluding the IFA Letter) has been extracted from published or otherwise available sources, the sole responsibility of the Directors has been to ensure that such information has been accurately and correctly extracted from these sources.

Yours faithfully
For and on behalf of the Board of Directors of
Del Monte Pacific Limited

Tony Chew Leong-Chee
Chairman and Independent Director

LETTER FROM CRÉDIT AGRICOLE INDOSUEZ MERCHANT BANK ASIA LTD TO THE INDEPENDENT DIRECTORS OF DEL MONTE PACIFIC LIMITED

28 April 2003

The Independent Directors of Del Monte Pacific Limited

Dear Sirs,

THE PROPOSED RENEWAL OF THE SHAREHOLDERS' MANDATE FOR TRANSACTIONS WITH INTERESTED PERSONS OF THE COMPANY

1. INTRODUCTION

The Company is proposing to seek Shareholders' approval for the renewal of its IPT Mandate to enable it to enter into certain categories of transactions with specified classes of the Company's Interested Persons. To comply with the requirements of Chapter 9 of the Listing Manual, CAIMBAL has been appointed as the independent financial adviser to provide an opinion on whether the methods or procedures, as set out in the IPT Mandate as described in Section 2.6 of the Circular for determining transaction prices of Interested Person Transactions, are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and the minority Shareholders of the Company.

This letter has been prepared for the use by the Independent Directors and is to be incorporated into the Circular, which sets out, *inter alia*, details of the IPT Mandate for which the approval of the resolution relating to the renewal of the IPT Mandate is being sought from Shareholders at the forthcoming AGM.

Defined terms used in this letter shall have the same meanings attached to them in the Circular unless otherwise stated.

2. TERMS OF REFERENCE

CAIMBAL has been appointed by the Company, pursuant to Chapter 9 of the Listing Manual, to advise the Independent Directors in respect of the IPT Mandate. We were neither a party to the negotiations entered into by the Company in relation to the transactions contemplated under the IPT Mandate nor were we involved in the deliberations leading up to the decision on the part of the Directors to seek a renewal of the IPT Mandate, and we do not, by this letter or otherwise, advise or form any judgment on the merits of the IPT Mandate other than to form an opinion, on the bases set out herein on whether the methods or procedures as set out in Section 2.6 of the Circular for determining transaction prices are sufficient to ensure that the transactions (to be carried out under the IPT Mandate) will be on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

Our terms of reference do not require us to evaluate or comment on the strategic or commercial/ financial merits of the IPT Mandate or on the future prospects or value of the Company or the Group. Such evaluations or comments remain the sole responsibility of the Directors and management of the Company.

We were not requested nor authorised to solicit, and we have not solicited, any indications of interest, quotations or transaction prices from any third party with respect to transactions similar to those covered under the IPT Mandate. In that regard, we are not able to, and we will not compare the Interested Person Transactions with similar transactions that may be entered into with any third party and such comparison and consideration remain the responsibility of the Directors.

In the course of our evaluation, we have held discussions with certain members of the Board and management of the Company and have examined publicly available information collated by us and information provided by the Directors, management and professional advisers of the Company and their representatives. We have relied upon and assumed the accuracy without having independently verified such information, whether written or verbal, and accordingly cannot and do not expressly or impliedly warrant, and do not accept any responsibility for, the accuracy, completeness or adequacy of such information. Whilst care has been exercised in reviewing the information on which we have relied, we have not independently verified the information but nevertheless made such enquiry and judgment as was deemed necessary and have found no reason to doubt the accuracy of the information.

Nevertheless, the Directors have confirmed to us that to the best of their knowledge, information and belief, having made due and careful enquiries, all material information available to them in connection with the IPT Mandate has been disclosed to CAIMBAL and that such information constitutes a full and true disclosure and is true, complete and accurate in all material respects and there is no other information or fact, the omission of which would cause any of the information disclosed to us or relied upon by us in making our recommendation or giving our advice or information disclosed or opinion expressed in the Circular to be inaccurate, incomplete or untrue in any material respect or misleading. We have further assumed that all statements of fact, belief, opinion and intention made by the Directors and management of the Company in the Circular have been reasonably made after due and careful enquiry. Accordingly, no representation or warranty, express or implied, is made and no responsibility is accepted by us concerning the accuracy, completeness or adequacy of such information.

Our views are based on the market, economic, industry, monetary and other conditions (where applicable) prevailing on, and the information made available to us as of the Latest Practicable Date. We assume no responsibility to update, revise or reaffirm our opinion, factors or assumptions in light of any subsequent development after the Latest Practicable Date that may affect our opinion or factors or assumptions contained herein.

We have not had regard to the general or specific investment objectives, financial situation, tax position, risk profiles or unique needs and constraints of any individual Shareholder. As different Shareholders would have different investment portfolios and objectives, we would advise you that any individual Shareholder who may require advice in relation to his specific investment portfolio should consult his stockbroker, bank manager, solicitor, accountant, tax adviser or other professional advisers.

Our opinion in respect of the IPT Mandate, as set out under Section 4 of this letter, should be considered in the context of the entirety of our advice as set out in this letter.

3. PROPOSED MANDATE FOR INTERESTED PERSON TRANSACTIONS

3.1 Rationale and Benefit for the IPT Mandate

The Group currently transacts, in the ordinary course of its business activities, with the Cirio Del Monte Group and the Macondray Group, under a long-term supply agreement and on an order-by-order basis, respectively. Such transactions occur with a fairly high degree of frequency and could arise at any time.

Given that such transactions are recurrent in nature and will occur at any time, and due to the time-sensitive nature of commercial transactions, the Company is proposing to seek Shareholders' approval pursuant to Chapter 9 of the Listing Manual for the renewal of the IPT Mandate to enable the Group to continue to enter into transactions with the Interested Persons, provided that such transactions are in its ordinary course of business and on arm's length basis. Such transactions would also not involve any purchase or sale of assets, undertakings or businesses.

The IPT Mandate will eliminate the requirement for the Company to convene general meetings to seek Shareholders' approval and/or issue immediate announcements as and when such transactions with Interested Persons are entered into. The renewal of the IPT Mandate would therefore enable the Group to maximise its business opportunities and increase its business efficiency, while at the same time, reduce its administrative time and costs associated with the convening of general meetings.

3.2 Review Procedures for Interested Person Transactions

To ensure that all Interested Person Transactions are made on the Group's normal commercial terms and are not prejudicial to the interests of the Company's minority shareholders, the following procedures will be undertaken:

(i) transactions (either individually or as part of a series) equal to or exceeding US$1,000,000 in value but below 3% of the latest audited net tangible assets of the Company will be subject to review and approval by the Directors. Such approval shall be given if the transactions are conducted in accordance with the Group's usual practices and policies, are on an arm's length commercial terms and are consistent with similar types of transactions made by the Group with unrelated third parties; and

(ii) transactions (either individually or as part of a series) equal to or exceeding 3% of the latest audited net tangible assets of the Company will be reviewed by the Directors in accordance with the procedures set out in (i) above, and shall also be subject to the approval of two Independent Directors who have no interest in the transactions. Such approval shall only be given if the transactions are conducted in accordance with the Group's usual practices and policies, are on an arm's length commercial terms and are consistent with similar types of transactions made by the Group with unrelated third parties.

3.3 Role of Audit Committee in Interested Person Transactions

The Company has established an Audit Committee, the majority of which comprises of Independent Directors. In addition, the Company will also maintain a register for all transactions carried out with Interested Persons pursuant to the IPT Mandate (recording the basis, including the quotations obtained to support such basis, on which they were entered into). The Audit Committee will carry out review of these records of all Interested Person Transactions on a regular periodic basis. The Audit Committee will also review all Interested Person Transactions to ensure that the prevailing rules and regulations of the Listing Manual (in particular Chapter 9 of the Listing Manual) are complied with.

The internal control procedures of the Group described above are intended to ensure that the transactions between the Group and Interested Persons are conducted at arm's length and on commercial terms. Such internal controls include a regular and periodic review of all Interested Person Transactions, which shall be summarised and submitted to the Audit Committee. Should such transactions exceed the thresholds set out in the Listing Manual, the stipulated requirements must be complied with.

The Audit Committee will approve the internal control procedures and arrangements for all future Interested Person Transactions to ensure that they are carried out on arm's length commercial terms consistent with the Group's usual business practices and policies and will not be prejudicial to the Company's minority shareholders. Ratification of the records for all the Interested Person Transactions to ensure that they comply with the internal control procedures will be carried out by the Audit Committee during its periodic review. The review includes the examination of the nature of the transaction and its supporting documents or such other data deemed necessary by the Audit Committee. In addition to the guidelines set out above, the Audit Committee will also consider from time to time whether the established guidelines and procedures for the Interested Person Transactions have become inappropriate or are unable to ensure that the transactions will be on the Group 's normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

The Company will comply with the provisions of Chapter 9 of the Listing Manual in respect of all future Interested Person Transactions and, if required under the Listing Manual, the Company will seek a fresh mandate from Shareholders should the existing guidelines and procedures for transactions with Interested Persons become inappropriate. If a member of the Audit Committee has an interest in a transaction, he will abstain from participating in the review and approval process in relation to that transaction.

4. CONCLUSION

In arriving at our opinion on whether the methods or procedures for determining the transaction prices of Interested Person Transactions for the purposes of the IPT Mandate as set out in Section 2.6 of the Circular, are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, we have considered the following factors:

(a) the rationale for the IPT Mandate and the benefits to the Company arising from the IPT Mandate;

(b) the review procedures of the Company for Interested Person Transactions; and

(c) the role of the Audit Committee in respect of the Interested Person Transactions.

Having considered the above, subject to the assumptions and qualifications set out herein and under prevailing conditions and market expectations as at the Latest Practicable Date, we are of the opinion that the current methods or procedures for determining transaction prices as set out in Section 2.6 of the Circular, are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

This letter has been prepared for the use by the Independent Directors of the Company in connection with and for the purposes of their consideration of the proposed renewal of the IPT Mandate. The recommendation to be made by them to the Shareholders shall remain the responsibility of the Independent Directors.

Whilst a copy of this letter may be reproduced in the Circular, no other person may reproduce, disseminate or quote this letter (or any part thereof) for any other purposes at any time and in any manner, without the prior written consent of CAIMBAL in each specific case. This opinion is governed by, and construed in accordance with, the laws of Singapore, and is strictly limited to the matters stated herein and does not apply by implication to any other matter.

Yours faithfully
For and on behalf of
Crédit Agricole Indosuez Merchant Bank Asia Ltd

H.K. Liau
Managing Director

SALIENT INFORMATION ON CHAPTER 9 OF THE LISTING MANUAL

1. Introduction

Chapter 9 of the Listing Manual applies to transactions which a listed company or any of its subsidiaries or associated companies (other than a subsidiary or an associated company that is itself listed on the SGX-ST or an approved stock exchange, or an associated company over which the listed group and/or its interested persons(s) has no control) proposes to enter into with a counter party who is an interested person of the listed company.

2. Terms used in Chapter 9 of the Listing Manual

"Interested Person"

The term "interested person" is defined to mean a director, chief executive officer or controlling shareholder of the listed issuer, or an associate of any such director, chief executive officer or controlling shareholder.

"Associate"

In relation to any director, chief executive officer, substantial shareholder or controlling shareholder (being an individual), an "associate" is defined to be an immediate family member (that is, spouse, child, adopted child, step-child, sibling and parent); the trustees of any trust of which he or his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and any company in which the individual and his immediate family together (directly or indirectly) have an interest of 30% or more.

In relation to a substantial shareholder or controlling shareholder (being a company), an "associate" is defined to be any other company which is a subsidiary or holding company or is a subsidiary of such holding company or one in the equity of which it and/or such other company or companies taken together (directly or indirectly) have an interest of 30% or more.

"Associated Company"

A listed company's "associated company" is defined as a company in which at least 20% but not more than 50% of its shares are held by the listed company or group.

"Controlling Shareholder"

A "controlling shareholder" of a listed company is a person who holds directly or indirectly 15% or more of the nominal amount of all voting shares in the listed company, or a person who in fact exercises control over the listed company.

3. Materiality Thresholds, Disclosure Requirements and Shareholders' Approval

Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and are hence excluded from the ambit of Chapter 9, immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated NTA[1]) are reached or exceeded.

Immediate Announcement

An immediate announcement is required where the interested person transaction is of a value equal to, or more than, 3% of the latest audited NTA of the listed company.

Where the aggregate value of all the transactions entered into with the same interested person during the same financial year amounts to 3% or more of the latest audited NTA of the listed company, the issuer must make an announcement of the latest transaction and all future transactions entered into with the same interested person during that financial year.

Shareholders' Approval

Shareholders' approval is required where the interested person transaction is of a value equal to or more than:-

(a) 5% of the listed company's latest audited NTA; or

(b) 5% of the listed company's latest audited NTA, when aggregated with other transactions entered into with the same interested person during the same financial year.

However, a transaction which has been approved by shareholders, or is the subject of aggregation with another transaction that has been approved by shareholders, need not be included in any subsequent aggregation.

The above requirements for immediate announcement and for shareholders' approval do not apply to any transaction below S$100,000.

4. Shareholders' General Mandate

Chapter 9 of the Listing Manual permits a listed company to seek a general mandate from its shareholders for recurrent transactions with interested persons of a revenue or trading nature or those necessary for its day-to-day operations, but not in respect of the purchase or sale of assets, undertakings or businesses.

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[1] Based on the audited consolidated accounts of the Company for the financial year ended 31 December 2002, the consolidated NTA of the Company and its subsidiaries was US$133.1 million. For the purposes of Chapter 9, in the current financial year and until such time that the audited consolidated results of the Company and its subsidiaries for the financial year ended 31 December 2002 are published by the Company, 3% of the latest audited NTA of the Company and its subsidiaries would be US$3.99 million, and 5% of the latest audited NTA of the Company and its subsidiaries would be US$6.66 million.

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